Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 28, 2008

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 27, 2008 entitled “VODAFONE ANNOUNCES RESULTS FOR THE YEAR ENDED 31 MARCH 2008”

VODAFONE GROUP PLC VODAFONE ANNOUNCES RESULTS FOR THE YEAR ENDED 31 MARCH 2008	Embargo: Not for publication before 07:00 hours 27 May 2008

Key highlights(1):

•      Group revenue of £35.5 billion, an increase of 14.1%, with organic growth of 4.2%

–	Europe: 2.0% revenue growth, with outgoing usage up 20.1% and data revenue up 35.7%, all on an organic basis

–	EMAPA: revenue growth of 45.1%, reflecting acquisitions in India and Turkey. Organic growth of 14.5%

–	Group data revenue up 52.7% to £2.2 billion, with organic growth of 40.6%

•      Group adjusted operating profit up by 5.7% to £10.1 billion

–   Group EBITDA up 10.2% to £13.2 billion

–   Verizon Wireless operating profit up 20.3%, driven by 14.5% revenue growth, both in local currency

•      Free cash flow of £5.5 billion, with European capital intensity of 9.9%(2). Net cash flow from operations of £10.5 billion

•      Adjusted earnings per share up by 11.0% to 12.50 pence.  Basic earnings per share of 12.56 pence

•      Full year adjusted effective tax rate lower than previously indicated at around 28%

•      Proportionate mobile customer base of 260 million at 31 March 2008

Increasing returns to shareholders

•      Total dividends per share up by 11.1% to 7.51 pence.  Final dividend per share of 5.02 pence

•      Dividend pay out ratio of 60%, in line with policy, and a total payout of £4.0 billion for the financial year

(1)  See page 4 for Group financial highlights, page 26 for definition of terms and page 28 for use of non-GAAP financial information.

(2)  Mobile capital intensity including common functions.

Arun Sarin, Chief Executive, commented:

“Our strategy is continuing to deliver strong results and is reinforcing our leadership position in the communications industry.  We have increased our customer franchise to 260 million, up 26%.  Adjusted earnings per share grew 11% and we met or exceeded guidance on every measure.  Free cash flow of £5.5 billion underpins our 11% increase in dividends per share.  We are driving our strategy across our diverse portfolio in order to continue to generate consistent, strong cash flow and superior returns for our shareholders.”

CHIEF EXECUTIVE’S STATEMENT

We have made strong progress over the past year with our strategy and met or exceeded our stated financial expectations in all areas.

Our cash flow generation remains strong, supporting our robust financial position and shareholders returns, with free cash flow of £5.5 billion.  Adjusted earnings per share increased by 11% to 12.5 pence, enabling dividends per share to increase by 11% to 7.51 pence.

Group revenue increased by 14.1% to £35.5 billion, or 4.2% on an organic basis.  In Europe, organic revenue growth was 2.0% with competitive and regulatory pressures continuing to impact on solid underlying growth. EMAPA delivered further strong growth with revenue increasing by 45.1%, or 14.5% on an organic basis, with double digit growth across many markets.  Group adjusted operating profit increased by 5.7% to £10.1 billion, with a continued strong contribution from Verizon Wireless in the US, which continues to be an important and attractive market.  We remain committed to our investment in Verizon Wireless, which continues to perform very well on all key metrics, with constant currency growth of 14.5% in revenue and 24.8% in adjusted operating profit and market leadership in contract customers, churn and profitability.

We invested £5.1 billion in capitalised fixed asset additions, including £1.0 billion in our operations in India, in line with our plans, to support the rapid growth.

Vodafone now has over 260 million proportionate mobile customers worldwide with strong growth during the year in our EMAPA region, in particular in our new business in India which has been successfully integrated into the Group and now has over 44 million customers, with over 50% pro forma revenue growth.

There have been a number of key achievements against our five strategic objectives in the last 12 months which are discussed below.

Revenue stimulation and cost reduction in Europe

Our core revenue initiatives continue to focus on offering innovative tariffs, larger minute bundles and targeted promotions to stimulate additional usage as well as improving customer lifetime value.  Overall, voice usage increased by 16.7% in the year, with good growth across our major markets.  We are particularly strong in the business segment where our unique footprint and innovative services have enabled us to create a market leading position, which we strengthened earlier in the year by establishing Vodafone Global Enterprise to service our largest multinational customers.

Pricing pressure from competition and regulation remains strong, with a 15.8% fall in the effective voice price per minute for our Europe region, offsetting the benefits from growth in usage.

Messaging revenue increased by 8.1% on an organic basis, with a 28.1% increase in the total number of text and picture messages sent.  This reflects strong performances in the year in Italy and the UK, primarily through targeted promotions and tariffs.

In 2006, we set out a number of core cost reduction programmes that are now delivering results and have contributed to the key cost targets we met this year, with savings of around £300 million during the year bringing the cumulative savings to date to around £550 million.  We have achieved mobile capital expenditure at 10% of mobile revenue for 2008, with important contributions from centralising key purchasing activities and consolidating our data centres, whilst having enhanced the speed and data capability of our mobile networks.  These programmes, together with the outsourcing of certain IT operations, have also contributed to maintaining broadly stable operating expenses for 2008 compared to 2006.  This has been achieved in a period when customers have increased on an organic basis by 19%, voice minutes by 36% and data volumes by over tenfold.

Innovate and deliver on our customers’ total communications needs

Our strategy is to expand beyond our core mobile services to offer a choice of communications, entertainment and internet services, with a focus on four key areas.  These areas generated around 13% of Group revenue this year and we expect this to increase to around 20% in 2010.

Over the year, data revenue has increased by 40.6% on an organic basis to £2.2 billion, principally driven by continued strong growth in business email and PC connectivity devices, which in total nearly doubled to 5.8 million. We have seen strong take up this year of USB modems, which provide easy to use mobile broadband access for PCs and laptops to consumers and small business customers.   For consumers, we also took the opportunity to refresh our mobile internet offerings during the year in eight markets, resulting in 2 million customers signing up to flat rate mobile internet access.

Our data revenue growth is being enabled by the investment in our 3G networks which now offer up to 3.6 Mbps and by the end of the year will begin to offer 14.4 Mbps which will provide a compelling alternative to fixed broadband for many customers.  In addition, some customers need the data speeds today of fixed broadband and during the year we have established fixed broadband capability in our European markets as part of our strategy to deliver total communications.  At the end of the year we had 3.6 million fixed broadband customers in 13 markets, principally in Germany and in our newly acquired businesses in Italy and Spain.

We are substituting fixed line voice services for mobile in the home or the office by offering fixed location pricing plans giving customers fixed line prices when they call from within or around their home or office. We have made good progress over the year and now have 4.4 million Vodafone At Home customers and over 3 million Vodafone Office customers, up from 3.3 million and 2.3 million, respectively, a year ago.

Mobile advertising is another focus area for us and we have recently been trialling various business models on an opt-in basis, including targeted demographic advertising through display and search advertising, and now have agreements with over 40 leading brands.  We believe mobile advertising represents a significant opportunity for us and, throughout the year, have put in place the right foundations to grow this business in the future.

Deliver strong growth in emerging markets

Our existing emerging market assets continue to perform well.  Vodafone Essar in India is delivering very strong growth and performing in line with our acquisition plan.  Revenue increased by over 50% during the year on a pro forma basis, driven by rapid expansion of the customer base with an average of 1.5 million net customer additions per month since acquisition. We have also established an independent tower company with two other operators to drive further strong, cost efficient growth.

Vodacom recorded constant currency revenue growth of 16.9% from its market leading position in South Africa and strong growth in its southern Africa operations.  We also saw constant currency revenue growth of 29.9% in Egypt and 20.3% in Romania as well as pro forma growth of 24% in Turkey.  The value of our investment in China Mobile has increased by over 60% since the beginning of the year to £4.8 billion currently with its customer base increasing 24% to 392.1 million and market penetration at 41%.

In addition to strong customer growth, we are differentiating ourselves through a number of initiatives.  Most significantly, we are leveraging the Group’s scale to provide very low cost handsets, which retail for as little as $20 and enable us to address developing economies without the need for subsidies.  We have already shipped 7 million handsets in the year, mostly to India, making us the second largest supplier of handsets there.

Actively manage our portfolio to maximise returns

We completed the acquisition of Vodafone Essar in India in May 2007.  We also strengthened our total communications offerings in Italy and Spain through the purchase of Tele2’s assets in those countries in December 2007 and in May 2008 acquired the minority interests in Arcor.  In December 2007, we won the auction for the second mobile licence in Qatar through a consortium with the Qatar Foundation, in which we are the controlling partner.  All our transactions are subject to strict financial criteria so as to deliver superior returns to our shareholders.

Our geographically diverse portfolio should provide some resilience in the current economic environment.

Align capital structure and shareholder returns policy to strategy

The Board remains committed to its policy of distributing 60% of adjusted earnings per share by way of dividend. Our robust financial and operating performance, together with a positive impact from foreign currency exchange rates, offset the dilution arising from the India acquisition and delivered 11% growth in adjusted earnings per share and therefore in dividends per share.  We have no current plans for share purchases or one-time returns.

Prospects for the year ahead

Operating conditions are expected to continue to be challenging in Europe given the current economic environment and ongoing pricing and regulatory pressures but with continued positive trends in messaging and data revenue and voice usage growth.  We expect increasing market penetration to continue to result in overall strong growth for the EMAPA region.  We also anticipate significant benefit from recent changes in foreign exchange rates compared to 2008, particularly in respect of the euro, which we have assumed to be on average at 1.30 to sterling for the year.

Revenue is expected to be in the range of £39.8 billion to £40.7 billion.  We continue to drive revenue growth, particularly in respect of our total communications strategy for data and fixed broadband services and in emerging markets.

Adjusted operating profit is expected to be in the range of £11.0 billion to £11.5 billion, with a greater proportion of lower margin fixed broadband services.  Verizon Wireless is expected to continue to perform strongly in the US.

Capital expenditure on fixed assets is expected to be in the range of £5.3 billion to £5.8 billion, including an increase in investment in India.  Capital intensity is expected to be maintained at around 10% of revenue for the total of our Europe region and common functions, with continued investment in growth.

Free cash flow is expected to be in the range of £5.1 billion to £5.6 billion, excluding spectrum and licence payments.  This is after taking into account £0.3 billion from payments for capital expenditure deferred from 2008.

Summary

Our strategy continues to position us well in a challenging and evolving environment to deliver value to both customers and shareholders.

Arun Sarin

GROUP FINANCIAL HIGHLIGHTS

		2008	2007	Change %
Continuing operations(1)(2):	Page	£m	£m	Reported	Organic
Financial information

Revenue	22	35,478	31,104	14.1	4.2

Operating profit/(loss)	22	10,047	(1,564)

Profit/(loss) before taxation	22	9,001	(2,383)

Profit/(loss) for the financial year	22	6,756	(4,806)

Basic earnings/(loss) per share (pence)	22	12.56p	(8.94)p

Capitalised fixed asset additions	29	5,075	4,208	20.6

Net cash flow from operating activities	19	10,474	10,193	2.8

Performance reporting(1)(2)(3)

Group EBITDA	6	13,178	11,960	10.2	2.6

Adjusted operating profit	6, 32	10,075	9,531	5.7	5.7

Adjusted profit before tax	8, 32	8,925	8,747	2.0

Adjusted effective tax rate	8	28.1%	30.5%

Adjusted profit for the year attributable to equity shareholders	8, 32	6,628	6,211	6.7

Adjusted earnings per share (pence)	32	12.50p	11.26p	11.0

Free cash flow	19	5,540	6,127	(9.6)

Net debt	19	25,147	15,049	67.1

Notes:

(1)	See page 26 for definition of terms. Amounts presented as at 31 March or for the year then ended.
(2)

The results for the financial year ended 31 March 2007 exclude the results of the discontinued operations in Japan and include the results of the Group’s associated undertakings in Belgium and Switzerland until the announcement of their disposal in August 2006 and December 2006, respectively.

(3)

Where applicable, these measures are stated excluding non-operating income of associates, impairment losses and other income and expense, changes in the fair value of equity put rights and similar arrangements and certain foreign exchange differences. See page 28 for use of non-GAAP financial information.

Outlook for the 2008 financial year	Outlook(1)	Foreign exchange(2)	Adjusted Outlook(3)	2008 actual performance
	£ billion	£ billion	£ billion	£ billion

Revenue	34.5 to 35.1	0.7	35.2 to 35.8	35.5

Adjusted operating profit	9.5 to 9.9	0.1	9.6 to 10.0	10.1

Capitalised fixed asset additions	4.7 to 5.1	0.1	4.8 to 5.2	5.1

Free cash flow(4)	4.4 to 4.9	0.1	4.5 to 5.0	5.5

Notes:

(1)	As updated in November 2007.
(2)

The Group’s outlook for the 2008 financial year, updated in November 2007, reflected expectations for average foreign exchange rates for the 2008 financial year of approximately £1:€1.45 and £1:US$2.04.  These amounts represent the difference between the forecast exchange rates and rates used to translate actual results including £1:€1.42 and £1:US$2.01.

(3)	Outlook from November 2007 adjusted solely for exchange rate differences as discussed in note 2 above.
(4)

The amount for the 2008 financial year includes £0.4 billion benefit from deferred payments for capital expenditure but is stated after £0.7 billion of tax payments, including associated interest, in respect of a number of long standing tax issues.

This results announcement contains certain information on the Group’s results and cash flows that has been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures.  They should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be read in conjunction with the equivalent IFRS measure.  Further disclosures are provided under “Use of Non-GAAP Financial Information” on page 28.

OUTLOOK FOR THE 2009 FINANCIAL YEAR

Please see page 26 for definition of terms, page 27 for forward-looking statements and page 28 for use of non-GAAP financial information.

	2009 financial year Outlook(1)(2)	2008 financial year Actual performance
	£ billion	£ billion

Revenue	39.8 to 40.7	35.5

Adjusted operating profit	11.0 to 11.5	10.1

Capitalised fixed asset additions	5.3 to 5.8	5.1

Free cash flow	5.1 to 5.6(3)	5.5(4)

Notes:

(1)

Includes assumption of average foreign exchange rates for the 2009 financial year of approximately £1:€1.30 (2008: 1.42) and £1:US$1.96 (2008: 2.01).  A substantial majority of the Group's revenue, adjusted operating profit, capitalised fixed asset additions and free cash flow is denominated in currencies other than sterling, the Group's reporting currency.  A 1% change in the euro to sterling exchange rate would impact revenue by approximately £250 million and adjusted operating profit by approximately £70 million.

(2)	The outlook does not include the impact of a change in the Group's effective interest in Neuf Cegetel.
(3)	Excludes spectrum and licence payments but includes estimated payments in respect of long standing tax issues.
(4)

The amount for the 2008 financial year includes £0.4 billion benefit from deferred payments for capital expenditure but is stated after £0.7 billion of tax payments, including associated interest, in respect of a number of long standing tax issues.

The outlook ranges reflect the Group’s assumptions for average foreign exchange rates for the 2009 financial year.  In respect of the euro to sterling exchange rate, this represents an approximate 10% change to the 2008 financial year, resulting in favourable year on year increases in revenue, adjusted operating profit and free cash flow and adverse changes in capitalised fixed asset additions.

Operating conditions are expected to continue to be challenging in Europe given the current economic environment and ongoing pricing and regulatory pressures but with continued positive trends in messaging and data revenue and voice usage growth.  Increasing market penetration is expected to continue to result in overall strong growth for the EMAPA region.  The Group considers that its geographically diverse portfolio should provide some resilience in the current economic environment.

Revenue is expected to be in the range of £39.8 billion to £40.7 billion.  The Group continues to drive revenue growth, particularly in respect of its total communications strategy for data and fixed broadband services and in emerging markets.  Revenue includes the first full year post acquisition of India and the Tele2 businesses in Italy and Spain.

Adjusted operating profit is expected to be in the range of £11.0 billion to £11.5 billion. The Group EBITDA margin is expected to decline by a similar amount as in the 2008 financial year but with a greater impact from lower margin fixed broadband services.  Verizon Wireless, the Group’s US associate, is expected to continue to perform strongly.

Total depreciation and amortisation charges are anticipated to be around £6.5 billion to £6.6 billion, higher than the 2008 financial year, primarily as a result of the ongoing investment in capital expenditure in India and the impact of changes in foreign exchange rates.

The Group expects capitalised fixed asset additions to be in the range of £5.3 billion to £5.8 billion, including an increase in investment in India.  Capitalised fixed asset additions are anticipated to be around 10% of revenue for the total of the Europe region and common functions, with continued investment in growth.

Free cash flow is expected to be in the range of £5.1 billion to £5.6 billion, excluding spectrum and licence payments.  This is after taking into account £0.3 billion from payments for capital expenditure deferred from the 2008 financial year.

The Group will invest £0.2 billion in Qatar in respect of the second mobile licence won in December 2007.  During the 2009 financial year, Vodafone Qatar is expected to pay £1.0 billion for the licence with the balance of the funding being provided by the other shareholders in Vodafone Qatar.

The Group continues to make significant cash payments for tax and associated interest in respect of long standing tax issues.  The Group does not expect resolution of the application of the UK Controlled Foreign Company legislation to the Group in the near term.

The adjusted effective tax rate percentage is expected to be in the high 20s for the 2009 financial year, with the Group targeting the high 20s in the medium term.

FINANCIAL RESULTS

Group

	Europe	EMAPA	Common Functions(2)	Eliminations	2008	2007	% change
	£m	£m	£m	£m	£m	£m	£	Organic

Voice revenue(1)	17,485	7,486	–	(92)	24,879	22,268
Messaging revenue	3,262	824	–	(7)	4,079	3,587
Data revenue	1,827	359	–	(6)	2,180	1,428
Fixed line revenue(1)	1,827	48	–	(1)	1,874	1,580
Other service revenue	29	1	–	–	30	8
Service revenue	24,430	8,718	–	(106)	33,042	28,871	14.4	4.3
Acquisition revenue	1,039	450	–	(1)	1,488	1,385
Retention revenue	355	34	–	–	389	375
Other revenue	257	143	170	(11)	559	473
Revenue	26,081	9,345	170	(118)	35,478	31,104	14.1	4.2
Interconnect costs	(3,980)	(1,391)	–	106	(5,265)	(4,628)
Other direct costs	(2,064)	(1,354)	76	–	(3,342)	(2,761)
Acquisition costs	(2,872)	(939)	–	1	(3,810)	(3,281)
Retention costs	(1,756)	(259)	–	–	(2,015)	(1,755)
Operating expenses	(5,719)	(2,257)	97	11	(7,868)	(6,719)
EBITDA	9,690	3,145	343	–	13,178	11,960	10.2	2.6
Acquired intangibles amortisation	(78)	(648)	–	–	(726)	(414)
Purchased licence amortisation	(846)	(63)	–	–	(909)	(892)
Depreciation and other amortisation	(2,985)	(1,154)	(205)	–	(4,344)	(3,848)
Share of result in associates(3)	425	2,449	2	–	2,876	2,725
Adjusted operating profit	6,206	3,729	140	–	10,075	9,531	5.7	5.7
Adjustments for:
Impairment losses					–	(11,600)
Other income and expense					(28)	502
Non-operating income of associates					–	3
Operating profit/(loss)					10,047	(1,564)

Notes:

(1)

Revenue relating to fixed line activities provided by mobile operators, previously classified within voice revenue, is now presented as fixed line revenue, together with revenue from fixed line operators and fixed broadband. All prior periods have been adjusted accordingly.

(2)

Common functions represents the results of the partner markets and the net result of unallocated central Group costs and recharges to the Group’s operations, including royalty fees for use of the Vodafone brand.

(3)

During the year ended 31 March 2008, the Group changed its organisational structure and the Group’s associated undertaking in France, SFR, is now managed within the Europe region and reported within Other Europe. The results are presented in accordance with the new organisational structure.

Revenue

Revenue increased by 14.1% to £35,478 million for the year ended 31 March 2008, with organic growth of 4.2%.  The impact of acquisitions and disposals was 6.5 percentage points, primarily from acquisitions of subsidiaries in India in May 2007 and Turkey in May 2006 as well as the acquisition of Tele2’s fixed line communication and broadband operations in Italy and Spain in December 2007.  Favourable exchange rate movements increased revenue by 3.4 percentage points, principally due to the 4.2% change in the average euro/£ exchange rate, as 60% of the Group’s revenue for the 2008 financial year was denominated in euro.

Revenue grew in the Europe and EMAPA regions by 6.1% and 45.1%, respectively, with growth in the EMAPA region benefiting from a 27.5 percentage point impact from acquisitions and disposals.  On an organic basis, Europe recorded growth of 2.0%, whilst EMAPA delivered an increase of 14.5%.  EMAPA accounted for 62.1% of the organic growth for the Group.

Organic revenue growth was driven by the higher customer base and successful usage stimulation initiatives, partially offset by ongoing price reductions and the impact of regulatory driven reductions.  Growth in data revenue was particularly strong, up 40.6% on an organic basis to £2,180 million, reflecting an increasing penetration of mobile PC connectivity devices and improved service offerings.

Operating result

Operating profit increased to £10,047 million for the year ended 31 March 2008 from a loss of £1,564 million for the year ended 31 March 2007. The loss in the 2007 financial year was mainly the result of the £11,600 million impairment charges that occurred in the year, compared with none in the 2008 financial year.

Adjusted operating profit increased to £10,075 million, with 5.7% growth on both a reported and organic basis.  The net impact of acquisitions and disposals reduced reported growth by 0.8 percentage points.  The net impact of foreign exchange rates was to increase adjusted operating profit by 0.8 percentage points, as the impact of the 4.2% increase in the average euro/£ exchange rate was partially offset by 5.7% and 7.2% decreases in the average US$/£ and ZAR/£ exchange rates, respectively.  59%, 25% and 4% of the Group’s adjusted operating profit for the 2008 financial year was denominated in euro, US$ and ZAR, respectively.

On an organic basis, the EMAPA region generated all of the Group’s growth in adjusted operating profit, with the 20.9% increase in the region driven by a higher customer base and the resulting increase in service revenue.  Europe’s adjusted operating profit declined by 1.5% on an organic basis compared to the 2007 financial year, resulting from the continuing challenges of highly penetrated markets, regulatory activity and continued price reductions.

In Europe, the EBITDA margin fell by 1.0 percentage point to 37.2%, including a 0.5 percentage point benefit from the release of a provision following a revised agreement in Italy relating to the use of the Vodafone brand and related trademarks, which is offset in common functions.  Excluding this impact, the EBITDA margin would have fallen by 1.5 percentage points to 36.7%, mainly as a result of higher interconnect, acquisition and retention costs and the impact of the Group’s increasing focus on fixed line services, including the acquisition of Tele2 in Italy and Spain.

The EBITDA margin in the EMAPA region declined from 34.9% in the 2007 financial year to 33.7%, due to the investment in growing the customer base and the impact of the acquisition in India during the year and the inclusion of Turkey for a whole year. Both Vodafone Essar and Turkey have a lower EBITDA margin than the region’s average, partially as a result of the investment in rebranding the businesses to Vodafone, increasing the customer base and improving network quality in Turkey.

Business acquisitions led to the increase in acquired intangible asset amortisation and these acquisitions, combined with the continued investment in network infrastructure, resulted in higher depreciation charges.

The Group’s share of results from associates grew by 5.5%, or 15.1% on an organic basis.  The organic growth was partially offset by a 5.5 percentage point impact from the disposal of the Group’s interests in Belgacom Mobile S.A. and Swisscom Mobile A.G. during the 2007 financial year and a 4.1 percentage point impact from unfavourable exchange rate movements.  The organic growth was driven by 24.8% growth in Verizon Wireless.

Other income and expense for the year ended 31 March 2007 included the gains on disposal of Belgacom S.A. and Swisscom Mobile A.G., amounting to £441 million and £68 million, respectively.

Investment income and financing costs

	2008	2007
	£m	£m

Investment income	714	789
Financing costs	(2,014)	(1,612)
	(1,300)	(823)

Analysed as:
- Net financing costs before dividends from investments	(823)	(435)
- Potential interest charges arising on settlement of outstanding tax issues	(399)	(406)
- Dividends from investments	72	57
	(1,150)	(784)
- Foreign exchange(1)	(7)	(41)
- Changes in fair value of equity put rights and similar arrangements(2)	(143)	2
	(1,300)	(823)

Notes:

(1)

Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange differences on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank in April 2006.

(2)

Includes the fair value movement in relation to put rights and similar arrangements held by minority interest holders in certain of the Group’s subsidiaries.  The valuation of these financial liabilities is inherently unpredictable and changes in the fair value could have a material impact on the future results and financial position of Vodafone.  Also includes a charge of £333 million representing the initial fair value of the put options granted over the Essar Group’s interest in Vodafone Essar, which has been recorded as an expense. Further details of these options are provided on page 21.

Net financing costs before dividends from investments increased by 89.2% to £823 million due to increased financing costs, reflecting higher average debt and effective interest rates.  After considering the impact of hedging, the net financing costs before dividends from investments are substantially denominated in euro.  At 31 March 2008, the provision for potential interest charges arising on settlement of outstanding tax issues was £1,577 million (2007: £1,213 million).

Taxation

	2008	2007
	£m	£m
Income tax expense	2,245	2,423
Recognition of pre-acquisition deferred tax asset	28	-
Tax on adjustments to derive adjusted profit before tax	(72)	(13)

Adjusted income tax expense	2,201	2,410
Share of associated undertakings’ tax	448	398

Adjusted income tax expense for purposes of calculating adjusted tax rate	2,649	2,808

Profit /(loss) before tax	9,001	(2,383)
Adjustments to derive adjusted profit before tax(1)	(76)	11,130

Adjusted profit before tax	8,925	8,747
Add: Share of associated undertakings’ tax and minority interest	504	459

Adjusted profit before tax for the purpose of calculating adjusted effective tax rate	9,429	9,206

Adjusted effective tax rate	28.1%	30.5%

Note:

(1) See earnings/(loss) per share below.

The adjusted effective tax rate for the year to 31 March 2008 was 28.1% compared to 30.5% for the 2007 financial year.  The rate is lower than the Group’s weighted average statutory tax rate due to the structural benefit from the ongoing enhancement of the Group’s internal capital structure and the resolution of historic issues with tax authorities.  The 2008 financial year tax rate benefits from the cessation of provisioning for UK CFC risk as highlighted in the 2007 financial year.  The 2007 financial year additionally benefited from one-off additional tax deductions in Italy and favourable tax settlements in that year.

Earnings/(loss) per share

Adjusted earnings per share increased by 11.0% from 11.26 pence to 12.50 pence for the year to 31 March 2008, primarily due to increased adjusted operating profit and the lower weighted average number of shares following the share consolidation which occurred in July 2006.  Basic earnings per share from continuing operations were 12.56 pence compared to a basic loss per share from continuing operations of 8.94 pence for the year to 31 March 2007.

	2008	2007
	£m	£m

Profit/(loss) from continuing operations attributable to equity shareholders	6,660	(4,932)
Adjustments:

Impairment losses	–	11,600
Other income and expense(1)	28	(502)
Share of associated undertakings’ non-operating income and expense	–	(3)
Non-operating income and expense(2)	(254)	(4)
Investment income and financing costs(3)	150	39
	(76)	11,130

Taxation	44	13

Adjusted profit from continuing operations attributable to equity shareholders	6,628	6,211

Basic weighted average number of shares outstanding	53,019	55,144

Notes:

(1)	The amount for the 2008 financial year represents a pre-tax charge offsetting the tax benefit arising on recognition of a pre-acquisition deferred tax asset.
(2)	The amount for the 2008 financial year includes £250 million representing the profit on disposal of the Group’s 5.60% direct investment in Bharti Airtel.
(3)	See notes 1 and 2 in investment income and financing costs on page 7.

EUROPE

	Germany	Italy	Spain	UK	Arcor	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic
Year ended 31 March 2008
Voice revenue(1)	3,791	3,169	3,792	3,601	10	3,408	(286)	17,485
Messaging revenue	710	689	425	923	1	547	(33)	3,262
Data revenue	583	274	341	383	–	291	(45)	1,827
Fixed line revenue(1)	21	137	86	24	1,596	49	(86)	1,827
Other service revenue	2	4	2	21	–	–	–	29
Service revenue	5,107	4,273	4,646	4,952	1,607	4,295	(450)	24,430	6.3	2.1
Acquisition revenue	178	129	268	300	25	142	(3)	1,039
Retention revenue	43	27	143	46	–	96	–	355
Other revenue	69	6	6	126	–	50	–	257
Revenue	5,397	4,435	5,063	5,424	1,632	4,583	(453)	26,081	6.1	2.0
Interconnect costs	(593)	(725)	(719)	(1,121)	(382)	(854)	414	(3,980)
Other direct costs	(312)	(238)	(418)	(484)	(353)	(283)	24	(2,064)
Acquisition costs	(627)	(325)	(620)	(766)	(166)	(378)	10	(2,872)
Retention costs	(384)	(106)	(536)	(389)	–	(341)	–	(1,756)
Operating expenses	(1,139)	(883)	(964)	(1,233)	(406)	(1,099)	5	(5,719)
EBITDA	2,342	2,158	1,806	1,431	325	1,628	–	9,690	3.1	(0.1)
Acquired intangibles amortisation	–	(31)	(14)	(22)	–	(11)	–	(78)
Purchased licence amortisation	(354)	(80)	(6)	(333)	–	(73)	–	(846)
Depreciation and other amortisation	(723)	(474)	(504)	(645)	(100)	(539)	–	(2,985)
Share of result in associates(2)	–	–	–	–	–	425	–	425
Adjusted operating profit	1,265	1,573	1,282	431	225	1,430	–	6,206	0.8	(1.5)
EBITDA margin	43.4%	48.7%	35.7%	26.4%	19.9%	35.5%		37.2%

Year ended 31 March 2007
Voice revenue(1)	3,981	3,307	3,415	3,604	–	3,297	(343)	17,261
Messaging revenue	746	563	380	760	–	501	(25)	2,925
Data revenue	413	189	247	295	–	194	(38)	1,300
Fixed line revenue(1)	15	22	20	17	1,419	26	(26)	1,493
Other service revenue	1	2	–	5	–	–	–	8
Service revenue	5,156	4,083	4,062	4,681	1,419	4,018	(432)	22,987
Acquisition revenue	172	124	307	274	22	108	(3)	1,004
Retention revenue	40	36	124	52	–	102	–	354
Other revenue	75	2	7	117	–	47	(1)	247
Revenue	5,443	4,245	4,500	5,124	1,441	4,275	(436)	24,592
Interconnect costs	(645)	(628)	(675)	(1,001)	(338)	(813)	432	(3,668)
Other direct costs	(332)	(242)	(352)	(452)	(262)	(275)	1	(1,914)
Acquisition costs	(560)	(249)	(642)	(677)	(178)	(301)	3	(2,604)
Retention costs	(351)	(107)	(398)	(372)	–	(315)	–	(1,543)
Operating expenses	(1,126)	(870)	(866)	(1,163)	(396)	(1,041)	–	(5,462)
EBITDA	2,429	2,149	1,567	1,459	267	1,530	–	9,401
Acquired intangibles amortisation	–	–	–	(11)	–	(11)	–	(22)
Purchased licence amortisation	(340)	(75)	(37)	(333)	–	(64)	–	(849)
Depreciation and other amortisation	(735)	(499)	(430)	(604)	(96)	(524)	–	(2,888)
Share of result in associates(2)	–	–	–	–	–	517	–	517
Adjusted operating profit	1,354	1,575	1,100	511	171	1,448	–	6,159
EBITDA margin	44.6%	50.6%	34.8%	28.5%	18.5%	35.8%		38.2%

Change at constant exchange rates	%	%	%	%	%	%
Voice revenue(1)	(8.3)	(7.9)	6.6	(0.1)	–	(0.6)
Messaging revenue	(8.7)	17.2	7.3	21.4	–	4.7
Data revenue	34.7	38.8	32.2	29.8	–	44.0
Fixed line revenue(1)	38.6	489.7	318.5	41.2	7.7	73.0
Other service revenue	63.6	104.8	–	320.0	–	–
Service revenue	(4.8)	0.6	9.7	5.8	8.5	2.7
Acquisition revenue	(0.4)	(0.5)	(15.5)	9.5	9.1	26.9
Retention revenue	0.9	(27.0)	10.9	(11.5)	–	(9.0)
Other revenue	(10.2)	250.0	(22.7)	7.7	–	2.1
Revenue	(4.7)	0.4	8.0	5.9	8.5	3.0
Interconnect costs	(11.2)	10.9	2.4	12.0	8.7	0.8
Other direct costs	(10.1)	(6.1)	13.6	7.1	27.2	(2.2)
Acquisition costs	7.6	24.5	(7.1)	13.1	(10.0)	21.0
Retention costs	5.1	(3.4)	28.7	4.6	–	3.8
Operating expenses	(2.7)	(2.6)	6.8	6.0	(1.1)	1.3
EBITDA	(7.4)	(3.4)	10.7	(1.9)	16.0	2.6
Acquired intangibles amortisation	–	–	–	100.0	–	–
Purchased licence amortisation	–	2.6	(88.9)	–	–	9.0
Depreciation and other amortisation	(6.0)	(8.8)	16.1	6.8	(1.0)	(0.7)
Share of result in associates(2)	–	–	–	–	–	(20.7)
Adjusted operating profit	(10.1)	(3.8)	12.2	(15.7)	25.5	(4.7)
EBITDA margin movement	(1.3)	(1.8)	0.9	(2.1)	1.3	(0.1)

Notes:

(1)

Revenue relating to fixed line activities provided by mobile operators, previously classified within voice revenue, is now presented as fixed line revenue, together with revenue from fixed line operators and fixed broadband. All prior periods have been adjusted accordingly.

(2)

During the year ended 31 March 2008, the Group changed its organisational structure and the Group’s associated undertaking in France, SFR, is now managed within the Europe region and reported within Other Europe. The results are presented in accordance with the new organisational structure.

		Germany	Italy	Spain	UK	Other	Europe
Mobile telecommunication KPIs
Closing customers (‘000)	- 2008	34,412	23,068	16,039	18,537	18,515	110,571
	- 2007	30,818	21,034	14,893	17,411	17,007	101,163

Closing 3G devices (‘000)	- 2008	5,836	5,905	5,264	3,632	3,555	24,192
	- 2007	3,720	3,762	2,890	1,938	2,353	14,663

Voice usage (millions of minutes)	- 2008	42,010	37,447	35,031	37,017	31,108	182,613
	- 2007	33,473	32,432	30,414	31,736	28,491	156,546

See page 26 for definition of terms

Revenue

Revenue growth of 6.1% was achieved for the year ended 31 March 2008, comprising 2.0% organic growth, a 0.7 percentage point benefit from the inclusion of acquired businesses, primarily Tele2, and 3.4 percentage points from favourable movements in exchange rates, largely due to the strengthening of the euro against sterling.  The impact of acquisitions and exchange rate movements on service revenue and revenue growth in Europe are shown below:

	Organic growth %	Impact of exchange rates Percentage points	Impact of acquisitions Percentage points	Reported growth %

Service revenue

Germany	(4.8)	3.8	–	(1.0)

Italy	(2.0)	4.1	2.6	4.7

Spain	8.1	4.7	1.6	14.4

UK	5.8	–	–	5.8

Arcor	8.5	4.7	–	13.2

Other Europe	2.4	4.2	0.3	6.9

Europe	2.1	3.4	0.8	6.3

Revenue – Europe	2.0	3.4	0.7	6.1

Service revenue grew by 6.3%, or by 2.1% on an organic basis, with strong growth in data revenue being the main driver of organic growth.  Revenue was also positively impacted by the 9.3% rise in the total registered mobile customer base to 110.6 million at 31 March 2008.  These factors more than offset the negative effects of termination rate cuts, the cancellation of top up fees on prepaid cards in Italy resulting from new regulation issued in March 2007 and the Group’s ongoing reduction of European roaming rates.  Business segment service revenue, which represents 28% of European service revenue, grew by approximately 5% on an organic basis, driven by a 21% growth in the average business customer base, including strong growth in closing handheld business devices and mobile PC connectivity devices.

Voice revenue increased by 1.3%, but declined by 1.8% on an organic basis, with the difference being due to the effect of favourable movements in exchange rates.  The organic decrease was primarily due to the effect of lower prices resulting from Group initiatives and regulation driven reductions.

•               Outgoing voice revenue remained stable on an organic basis, as the 20.1% increase in outgoing call minutes, driven by the 9.0% higher outgoing usage per customer and the higher customer base, was offset by the fall in the effective rate per minute reflecting continued price reductions and the effect of the cancellation of top up fees in Italy.

•               Incoming voice revenue fell by 4.6% on an organic basis as a result of ongoing termination rate reductions throughout the region.  The effective annual rate of decline of 12%, driven by termination rate cuts in Germany, Italy and Spain, was partially mitigated by the 8.3% growth in incoming voice minutes.

•               Roaming and international visitor revenue declined by 8.0% on an organic basis, as expected, principally from the impact of the Group’s initiatives on retail and wholesale roaming and regulatory driven price reductions, which more than offset growth of 13.3% in voice minute volumes.

Messaging revenue grew by 11.5%, or by 8.1% on an organic basis, driven by good growth in usage, up 28.1%, particularly in Italy and the UK, resulting from the success of a number of promotions and the higher take up of tariff bundles and options.

Strong growth of 40.5%, or 35.7% on an organic basis, was achieved in data revenue, primarily from a 61.5% rise in the number of mobile PC connectivity devices, including the successful launch of the Vodafone Mobile Connect USB modem in the business and consumer segments, coupled with the strong promotion of data tariffs across many European markets.

Fixed line revenue increased by 22.4%, or by 4.7% on an organic basis, with 12.5 percentage points of this reported growth being contributed by the acquisition of Tele2’s operations in Italy and Spain in December 2007.  Organic growth was mainly due to the increase in Arcor’s service revenue.  At 31 March 2008, Europe had 3.5 million fixed broadband customers.

Germany

At constant exchange rates, service revenue declined by 4.8%, mainly due to an 8.3% decrease in voice revenue resulting from a reduction in termination rates, the full year impact of significant tariff cuts introduced in the second half of the 2007 financial year and reduced roaming rates.  This was partially offset by 32.1% growth in outgoing voice minutes, driven by a 9.1% increase in the average customer base and higher usage per customer.  Messaging revenue fell 8.7% at constant exchange rates due to lower usage by prepaid customers and new tariffs with inclusive messages sent within the Vodafone network, which stimulated an 8.8% growth in volumes but was more than offset by the resulting lower rate per message.  These falls were partially offset by 34.7% growth in data revenue at constant exchange rates, largely due to a 71.9% increase in the combined number of registered mobile PC connectivity devices and handheld business devices, particularly in the business segment, as well as increased Vodafone HappyLive! bundle penetration in the consumer segment.

Italy

Service revenue increased by 0.6%, as a 7.9% fall in voice revenue was offset by 17.2% and 38.8% increases in messaging and data revenue, respectively, all at constant exchange rates, as well as the contribution from the Tele2 acquisition in the second half of the year.  On an organic basis, service revenue fell by 2.0%.  The regulatory cancellation of top up fees and reduction in termination rates led to the fall in voice revenue but were partially mitigated by a 20.1% rise in outgoing voice usage, benefiting from a 23.2% increase in average consumer and business contract customers, successful promotions and initiatives driving usage within the Vodafone network, and elasticity arising from the top up fee removal. The success of targeted promotions and tariff options contributed to the 31.8% growth in messaging volumes, whilst the increase in data revenue was driven by a 108.0% growth in registered mobile PC connectivity devices.

Spain

Spain delivered service revenue growth of 9.7%, with 6.6% growth in voice revenue and 32.2% growth in data revenue, all at constant exchange rates, as well as the contribution from the Tele2 acquisition in the second half of the year.  Organic growth in service revenue was 8.1%, with lower organic growth of 5.8% in the second half of the year resulting from a slowing average customer base in an increasingly competitive market.  Outgoing voice and messaging revenue benefited from the 9.1% growth in the average customer base and an increase in usage volumes of 13.8% and 12.7%, respectively, driven by various usage stimulation initiatives.  A 101.1% increase in registered mobile PC connectivity devices led to the increase in data revenue.

UK

The UK recorded service revenue growth of 5.8%, with an 8.9% increase in the average customer base, following the success of the new tariff initiatives introduced in September 2006.  Sustained market performance and increased penetration of 18 month contracts, leading to lower contract churn for the year, contributed to the growth in the customer base.  Voice revenue remained stable as the lower prices were offset by a 16.6% increase in total usage.  Messaging revenue increased by 21.4% following a 36.7% rise in usage, driven by the higher take up of messaging bundles.  Growth of 29.8% was achieved in data revenue due to improved service offerings for business customers and the benefit of higher registered mobile PC connectivity devices.

Arcor

Arcor generated an 8.5% increase in service revenue at constant exchange rates, principally driven by the growth in fixed broadband customers. Arcor’s own customers increased from 2.1 million to 2.4 million in the financial year and an additional 0.2 million customers were acquired through Vodafone Germany, bringing the closing German fixed broadband customer base to 2.6 million. The volume increase more than offset pricing pressure in the market. Revenue also benefited from strong growth in Arcor’s carrier business, including that with Vodafone Germany, which lowered overall Group costs.

Other Europe

Other Europe had service revenue growth of 6.9%, or 2.4% on an organic basis, with strong organic growth in data revenue of 44.0%.  Portugal and the Netherlands delivered service revenue growth of 7.2% and 9.0%, respectively, at constant exchange rates, both benefiting from strong customer growth.  These were mostly offset by a 6.2% decline in service revenue in Greece at constant exchange rates, which arose from the impact of termination rate cuts in June 2007 and the cessation of a national roaming agreement in April 2007.

Adjusted operating profit

The impact of acquisitions and exchange rate movements on Europe’s EBITDA and adjusted operating profit is shown below:

	Organic growth %	Impact of exchange rates Percentage points	Impact of acquisitions Percentage points	Reported growth %

EBITDA

Germany	(7.4)	3.8	–	(3.6)

Italy	(3.2)	3.8	(0.2)	0.4

Spain	11.1	4.6	(0.4)	15.3

UK	(1.9)	–	–	(1.9)

Arcor	16.0	5.7	–	21.7

Other Europe	2.9	3.8	(0.3)	6.4

Europe	(0.1)	3.4	(0.2)	3.1

Adjusted operating profit

Germany	(10.1)	3.5	–	(6.6)

Italy	(1.4)	3.7	(2.4)	(0.1)

Spain	14.4	4.3	(2.2)	16.5

UK	(15.7)	–	–	(15.7)

Arcor	25.5	6.1	–	31.6

Other Europe	(4.2)	3.5	(0.5)	(1.2)

Europe	(1.5)	3.4	(1.1)	0.8

Adjusted operating profit increased by 0.8% for the year ended 31 March 2008, with a decline of 1.5% on an organic basis, with the difference primarily due to favourable exchange rate movements.  The EBITDA margin fell by 1.0 percentage point to 37.2%, including a 0.5 percentage point benefit from the release of a provision following a revised agreement in Italy related to the use of the Vodafone brand and related trademarks, which is offset in common functions.  Excluding this impact, the EBITDA margin would have fallen by 1.5 percentage points to 36.7%, mainly as a result of higher interconnect, acquisition and retention costs and the impact of the Group’s increasing focus on fixed line services, including the acquisition of Tele2 in Italy and Spain.

Interconnect costs rose by 8.5%, or by 4.1% on an organic basis, as the higher volume of outgoing calls to other networks more than offset the cost benefit obtained from termination rate cuts throughout the region.  The main increases were recorded in the UK and Italy, partially offset by a decline in Germany.

Other direct costs grew by 7.8%, although only 1.3% on an organic basis, as increases in the UK and Arcor were partially offset by a reduction in Germany.

A 10.3%, or 6.0% organic, rise in acquisition costs resulted from increases across most of the region, reflecting the continued focus on attracting higher value contract and business customers, particularly in the UK and Italy. Acquisition costs per customer increased across the region, with the exception being Germany, due to a higher proportion of wholesale and prepaid connections.

Retention costs increased by 13.8%, or by 10.1% on an organic basis, largely driven by higher costs in Spain, with smaller increases occurring across the rest of the region.

Operating expenses were flat on an organic basis, as a result of the successful control of costs and the benefit from the release of the brand royalty provision.  Various initiatives were implemented at both central and local levels. Central initiatives included the consolidation and optimisation of data centres, restructuring within central functions, continued migration from leased lines to owned transmission and further renegotiation of contracts relating to various network operating expenses.  Locally there were restructuring programmes in Germany and Italy and, more recently, in the UK.

Depreciation and other amortisation was 3.4% higher, or broadly stable on an organic basis, as the additional charges resulting from the acquisition of Tele2 operations in Italy and Spain and unfavourable exchange rate movements were partially offset by savings from lower capital expenditure and the consolidation and optimisation of data centres.

Germany

Adjusted operating profit fell by 10.1% at constant exchange rates, primarily due to the reduction in voice revenue. Total costs decreased at constant exchange rates, mainly as a result of an 11.2% fall in interconnect costs, which benefited from the termination rate cuts, and a 10.1% reduction in other direct costs, mainly from fewer handset sales to third party distributors and lower content costs than the 2007 financial year.  Operating expenses fell by 2.7% at constant exchange rates, reflecting targeted cost saving initiatives, despite the growing customer base. Acquisition costs rose by 7.6% at constant exchange rates due to a higher volume of gross additions and the launch of a fixed broadband offer, while retention costs increased by 5.1% at constant exchange rates due to a higher cost per upgrade from an increased focus on higher value customers.

Italy

Adjusted operating profit decreased by 0.1%, or 1.4% on an organic basis, primarily as a result of the fall in voice revenue due to the regulatory cancellation of top up fees.  On an organic basis, total costs fell as higher interconnect and acquisition costs were offset by a 15.8% fall in other direct costs after achieving lower prepaid airtime commissions and a 7.4% reduction in operating expenses as a result of the release of the provision for brand royalty payments following agreement of revised terms.  Interconnect costs increased by 6.2% on an organic basis, reflecting the growth in outgoing voice minute volumes, partially offset by a higher proportion of calls and messages to Vodafone customers, whilst acquisition costs rose by 18.7% on an organic basis due to the investment in the business and higher value consumer contract segments.

Spain

Spain generated growth of 16.5% in adjusted operating profit, or 14.4% on an organic basis, due to the increase in service revenue, partially offset by a 28.3% rise on an organic basis in retention costs driven by the higher volume of upgrades and cost per contract upgrade.  The proportion of contract customers within the total closing customer base increased by 3.2 percentage points to 58.0%.  Acquisition costs decreased by 9.0% on an organic basis following the reduction in gross additions.  Interconnect costs were flat on an organic basis as the benefit from termination rate cuts was offset by the higher volumes of outgoing voice minutes.  Operating expenses increased by 4.0% on an organic basis but fell as a percentage of service revenue as a result of good cost control.

UK

Although service revenue grew by 5.8%, adjusted operating profit fell by 15.7% as a result of the rise in total costs, partially offset by a £30 million VAT refund.  The UK business continued to invest in acquiring new customers in a highly competitive market, leading to a 13.1% increase in acquisition costs.  Interconnect costs increased by 12.0% due to the 19.0% growth in outgoing mobile minutes, reflecting growth in the customer base and larger bundled offers. The 7.1% increase in other direct costs was due to cost of sales associated with the growing managed solutions business and investment in content based data services.  Operating expenses increased by 6.0%, although remained stable as a percentage of service revenue, with the increase due to a rise in commercial operating costs in support of sales channels and customer care activities and a £35 million charge for the restructuring programmes announced in March 2008, with savings anticipated for the 2009 financial year.

Arcor

Adjusted operating profit increased by 25.5% at constant exchange rates, due to the growth in service revenue, which exceeded increases in the cost base.  Other direct costs rose by 27.2% at constant exchange rates, largely driven by higher access line fees from the expanding customer base, which also resulted in an 8.7% increase at constant exchange rates in interconnect costs.  The residual cost base was relatively stable.

Other Europe

In Other Europe, adjusted operating profit fell by 1.2%, or 4.2% on an organic basis, largely driven by a 20.7% fall at constant exchange rates in the share of results of associates following increased acquisition and retention costs and higher interest and tax charges, which more than offset a 6.5% rise in revenue at constant exchange rates.  The growth in adjusted operating profit of subsidiaries was primarily driven by increases in Portugal and the Netherlands of 20.2% and 13.2%, respectively, at constant exchange rates, resulting from the growth in service revenue, as well as good cost control in Portugal.  These more than offset the 7.1% fall at constant exchange rates in Greece, where results were affected by a decline in service revenue, increased retention and marketing costs and a regulatory fine.

EMAPA

	Eastern	Middle East,			Associates
	Europe(2)	Africa & Asia	Pacific	US	Other	Eliminations	EMAPA	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic(2)
Year ended 31 March 2008
Voice revenue(1)	2,584	3,818	1,085			(1)	7,486
Messaging revenue	333	210	281			–	824
Data revenue	108	187	64			–	359
Fixed line revenue(1)	16	7	25			–	48
Other service revenue	–	–	1			–	1
Service revenue	3,041	4,222	1,456			(1)	8,718	46.1	14.4
Acquisition revenue	61	261	128			–	450
Retention revenue	27	1	6			–	34
Other revenue	25	63	55			–	143
Revenue	3,154	4,547	1,645			(1)	9,345	45.1	14.5
Interconnect costs	(522)	(623)	(247)			1	(1,391)
Other direct costs	(445)	(625)	(284)			–	(1,354)
Acquisition costs	(322)	(395)	(222)			–	(939)
Retention costs	(97)	(103)	(59)			–	(259)
Operating expenses	(769)	(1,078)	(410)			–	(2,257)
EBITDA	999	1,723	423			–	3,145	39.7	15.1
Acquired intangibles amortisation	(223)	(425)	–			–	(648)
Purchased licence amortisation	(19)	(28)	(16)			–	(63)
Depreciation and other amortisation	(425)	(503)	(226)			–	(1,154)
Share of result in associates(3)	–	2	–	2,447	–	–	2,449
Adjusted operating profit	332	769	181	2,447	–	–	3,729	15.0	20.9
EBITDA margin	31.7%	37.9%	25.7%				33.7%

Year ended 31 March 2007
Voice revenue(1)	2,037	2,098	942				5,077
Messaging revenue	271	142	254				667
Data revenue	70	26	42				138
Fixed line revenue(1)	14	66	7				87
Service revenue	2,392	2,332	1,245				5,969
Acquisition revenue	53	223	105				381
Retention revenue	19	–	2				21
Other revenue	13	10	47				70
Revenue	2,477	2,565	1,399				6,441
Interconnect costs	(433)	(364)	(248)				(1,045)
Other direct costs	(314)	(246)	(224)				(784)
Acquisition costs	(219)	(291)	(167)				(677)
Retention costs	(78)	(84)	(50)				(212)
Operating expenses	(614)	(509)	(349)				(1,472)
EBITDA	819	1,071	361				2,251
Acquired intangibles amortisation	(285)	(105)	(2)				(392)
Purchased licence amortisation	(19)	(17)	(7)				(43)
Depreciation and other amortisation	(331)	(255)	(193)				(779)
Share of result in associates(3)	–	–	–	2,077	130		2,207
Adjusted operating profit	184	694	159	2,077	130		3,244

EBITDA margin	33.1%	41.8%	25.8%				34.9%

Change at constant exchange rates	%	%	%	%	%
Voice revenue(1)	20.3	90.3	7.0
Messaging revenue	13.2	53.8	2.6
Data revenue	48.1	646.0	43.0
Fixed line revenue(1)	16.4	(89.9)	201.2
Service revenue	20.2	88.6	8.6
Acquisition revenue	12.3	25.9	13.7
Retention revenue	34.0	–	195.2
Other revenue	80.3	569.1	7.8
Revenue	20.5	85.2	9.2
Interconnect costs	13.5	78.1	(7.4)
Other direct costs	29.8	163.1	17.4
Acquisition costs	36.6	45.7	24.0
Retention costs	20.7	30.0	10.6
Operating expenses	17.7	120.4	9.6
EBITDA	18.1	67.5	8.2
Acquired intangibles amortisation	(26.4)	316.7	(100.0)
Purchased licence amortisation	(5.0)	75.0	128.6
Depreciation and other amortisation	21.1	104.5	8.1
Share of result in associates(3)	–	–	–	24.8	(100.0)
Adjusted operating profit	93.3	15.3	4.6	24.8	(100.0)
EBITDA margin movement	(0.6)	(4.0)	(0.3)

Notes:

(1)

Revenue relating to fixed line activities provided by mobile operators, previously classified within voice revenue, is now presented as fixed line revenue, together with revenue from fixed line operators and fixed broadband. All prior periods have been adjusted accordingly.

(2)

On 1 October 2007, Romania rebased all of its tariffs and changed its functional currency from US dollars to euros. In calculating all constant exchange rate and organic metrics which include Romania, previous US dollar amounts have been translated into euros at the 1 October 2007 US$/euro exchange rate.

(3)

During the year ended 31 March 2008, the Group changed its organisational structure and the Group’s associated undertaking in France, SFR, is now managed within the Europe region and reported within Other Europe.  The results are presented in accordance with the new organisational structure.

	2008				2007
	Eastern Europe	Middle East, Africa & Asia	Pacific	EMAPA	Eastern Europe	Middle East, Africa & Asia	Pacific	EMAPA

Mobile telecommunications KPIs
Closing customers (‘000)	33,547	79,289	6,279	119,115	28,975	27,160	5,750	61,885
Closing 3G devices (‘000)	686	885	1,297	2,868	347	367	778	1,492
Voice usage (millions of minutes)	48,431	189,747	12,845	251,023	39,658	37,449	11,371	88,478

See page 26 for definition of terms

Vodafone has continued to execute on its strategy to deliver strong growth in emerging markets during the 2008 financial year, with the acquisition of Vodafone Essar (formerly Hutchison Essar) in India and with strong performances in Turkey, acquired in May 2006, Romania and Egypt.  The Group is beginning to differentiate itself in its emerging markets, with initiatives such as the introduction of Vodafone branded handsets and the Vodafone M-PESA/Vodafone Money Transfer service.

An initial public offering of 25% of Safaricom shares held by the Government of Kenya closed to applicants on 23 April 2008. Share allocations are expected to be announced on, or around, 30 May 2008, following which Safaricom will be accounted for as an associate, rather than as a joint venture. The Group’s effective equity interest will remain unchanged.

Revenue

Revenue growth for the year ended 31 March 2008 was 45.1% for the region, or 14.5% on an organic basis, with the key driver for organic growth being the increase in service revenue of 46.1%, or 14.4% on an organic basis.  The impact of acquisitions, disposal and foreign exchange movements on service revenue and revenue growth are shown below:

	Organic growth %	Impact of exchange rates Percentage points	Impact of acquisitions and disposal(1) Percentage points	Reported growth %

Service revenue

Eastern Europe	9.7	6.9	10.5	27.1

Middle East, Africa and Asia	22.3	(7.6)	66.3	81.0

Pacific	8.6	8.3	–	16.9

EMAPA	14.4	3.4	28.3	46.1

Revenue – EMAPA	14.5	3.1	27.5	45.1

Note:

(1)   Impact of acquisitions and disposal includes the impact of the change in consolidation status of Bharti Airtel from a joint venture to an investment in February 2007.

On an organic basis, voice revenue grew by 12.8% and messaging revenue and data revenue rose by 6.5% and 87.9%, respectively, as a result of the 26.2% organic increase in the average customer base, driven primarily by increasing penetration in emerging markets.  Strong performances in Turkey, Egypt, Romania and India contributed to the growth in service revenue.

Eastern Europe

In Eastern Europe, service revenue increased by 27.1%, or 9.7% on an organic basis, driven by the acquisition of Turkey in the 2007 financial year and a good performance in Romania.

At constant exchange rates, Turkey delivered revenue growth of 24%, assuming the Group owned the business for the whole of both periods, with 25.2% growth in the average customer base compared to the 2007 financial year. Whilst growth rates remained high, they slowed in the last quarter of the year, but remained consistent with the overall growth rate for the market. In order to maintain momentum in an increasingly competitive environment, the business is concentrating on targeted promotional offers and focusing on developing distribution, as well as continued investment in the brand and completing the planned improvements to network coverage. The revenue performance year on year was principally as a result of the increase in voice revenue driven by the rise in average customers, but also benefited from the growth in messaging revenue, resulting from higher volumes.

In Romania, service revenue increased by 15.0%, or 19.6% at constant exchange rates, driven by an 18.3% rise in the average customer base following the impact of initiatives focusing on business and contract customers, as well as growth in roaming revenue and a strong performance in data revenue, which grew by 92.6%, or 97.7% at constant exchange rates, to £41 million following successful promotions and a growing base of mobile data customers.  However, service revenue growth slowed in the last quarter when compared to the same quarter in the 2007 financial year, in line with lower average customer growth, which is in turn driven by increased competition in the market, with five mobile operators now competing for market share.

Middle East, Africa and Asia

Service revenue growth in Middle East, Africa and Asia increased by 81.0%, or 22.3% on an organic basis, with the acquisition of Vodafone Essar being the main reason for the difference between reported and organic growth.  The growth in organic service revenue was as a result of strong performances in Egypt, Vodacom and Safaricom, the Group’s joint venture in Kenya.

At constant exchange rates, Vodafone Essar has performed well since acquisition, with growth in revenue of 55% assuming the Group owned the business for the whole of both periods.  Since acquisition, there have been 16.4 million net customer additions, bringing the total customer base to 44.1 million at 31 March 2008. Penetration in mobile telephony increased following falling prices of both handsets and tariffs and network coverage increases.  The market remains competitive with prepaid offerings moving to lifetime validity products, which allow the customer to stay connected to the network without requiring any top ups, following price reductions in the market.  Revenue continues to grow as the customer base increases, particularly in outgoing voice as service offerings drive greater usage.

In Egypt, service revenue growth was 27.1%, or 31.2% at constant exchange rates, benefiting from a 52.7% increase in the average customer base and an increase in voice revenue, with the fall in the effective rate per minute being offset by a 60.1% increase in usage. The success of recent prepaid customer offerings, such as the Vodafone Family tariff, contributed to the 45.8% growth in closing customers compared to the 2007 financial year.

Vodacom’s service revenue increased by 8.6%, or 16.5% at constant exchange rates, which was achieved largely through average customer growth of 23.1%.  The customer base was impacted by a change in the prepaid disconnection policy, which resulted in 1.45 million disconnections in September 2007 and a higher ongoing disconnection rate.  Vodacom’s data revenue growth remained very strong, driven by a rapid rise in mobile PC connectivity devices.

Pacific

In the Pacific, service revenue increased by 16.9%, or 8.6% at constant exchange rates.  Australia was a key driver of the increase, with service revenue growth of 15.1%, or 7.5% at constant exchange rates, which was achieved despite the sharp regulatory driven decline in termination rates during the year.  Revenue growth in Australia reflected an 8.0% increase in the average customer base and the mix of higher value contract customers.  New Zealand also saw strong growth in service revenue, which increased by 20.0%, or by 10.1% at constant exchange rates, driven primarily by a 16.7% increase in the average contract customer base and strong growth in data and fixed line revenue.

Adjusted operating profit

Adjusted operating profit increased by 15.0% for the year ended 31 March 2008, or 20.9% on an organic basis, due to strong performances in Romania, Vodacom, Egypt and Verizon Wireless.

The table below sets out the reconciliation between reported and organic growth, showing the effect of acquisitions, disposals and exchange rate movements on EBITDA and adjusted operating profit:

	Organic growth %	Impact of exchange rates Percentage points	Impact of acquisitions and disposals(1) Percentage points	Reported growth %

EBITDA

Eastern Europe	14.3	3.9	3.8	22.0

Middle East, Africa and Asia	18.5	(6.6)	49.0	60.9

Pacific	8.2	9.0	–	17.2

EMAPA	15.1	0.9	23.7	39.7

Adjusted operating profit

Eastern Europe	21.2	(12.9)	72.1	80.4

Middle East, Africa and Asia	13.3	(4.5)	2.0	10.8

Pacific	4.6	9.2	–	13.8

EMAPA	20.9	(5.4)	(0.5)	15.0

Note:

(1)	Impact of acquisitions and disposals includes the impact of the change in consolidation status of Bharti Airtel from a joint venture to an investment in February 2007.

The acquisitions in Turkey and India led to a rise in acquired intangible asset amortisation, which reduced the reported growth in adjusted operating profit, whilst the continued investment in network infrastructure in the region resulted in higher depreciation charges.  Reported growth in adjusted operating profit was also impacted by the disposals of Belgacom Mobile S.A. and Swisscom Mobile A.G. in the 2007 financial year.

Eastern Europe

Adjusted operating profit increased by 80.4%, or by 21.2% on an organic basis, with the main contributors being Turkey and Romania.  The organic increase in adjusted operating profit was driven by growth in service revenue, offsetting the impact of the higher cost base, particularly an organic increase in interconnect costs and operating expenses of 7.5% and 5.7%, respectively.  Depreciation and amortisation increased by 16.0% on an organic basis, primarily due to continued investment in network infrastructure, as well as network expansion into rural areas and increased 3G capacity to support data offerings in Romania.

Turkey generated strong growth in adjusted operating profit, assuming the Group owned the business for the whole of both periods, driven by the increase in revenue. The closing customer base grew by 21.8% following additional investment in customer acquisition activities, with the new connections in the year driving the higher acquisition costs. Other direct costs were up, mainly due to ongoing regulatory fees which equate to 15% of revenue.  Operating expenses remained constant as a percentage of service revenue but increased following continued investment in the brand and network in line with the acquisition plan. There was also a decrease in acquired intangible asset amortisation, following full amortisation of the acquired brand by March 2007 as a result of the rebranding to Vodafone.

Romania’s adjusted operating profit grew by 31.4%, or 37.7% at constant exchange rates, with increases in costs being mitigated by service revenue performance.  Interconnect costs grew by 24.7%, or 29.4% at constant exchange rates, reflecting the 18.3% rise in the average customer base.  As a percentage of service revenue, acquisition and retention costs increased by 0.7% to 13.3% as a result of the increased competition for customers.  Increases in the number of direct sales and distribution employees, following the market trend towards direct distribution channels, led to a 6.6% increase in operating expenses, or 11.0% at constant exchange rates, whilst depreciation charges rose by 23.0%, or 27.6% at constant exchange rates, due to network development to support 3G data offerings and to increase network coverage in the rural areas.

Middle East, Africa and Asia

Adjusted operating profit rose by 10.8%, or 13.3% on an organic basis, with the acquisition of Vodafone Essar and strong performances in Egypt and Vodacom being the main factors for the reported increase.  The main organic movements in the cost base were in relation to other direct costs and operating expenses, which increased by 38.0% and 23.4%, respectively.  Depreciation and amortisation increased by 36.3% on an organic basis, primarily due to enhancements in the network in Egypt in order to increase capacity and support 3G offerings.  In addition, the expansion of the network in India, where approximately 1,950 base stations have been constructed per month since acquisition, increased reported depreciation.

The Indian mobile market has continued to grow, with penetration reaching 23% by the end of March 2008.  Vodafone Essar, which successfully adopted the Vodafone brand in September 2007, has continued to perform well, with adjusted operating profit slightly ahead of the expectations held at the time of the completion of the acquisition.  This has been partially due to the Group’s rapid network expansion in this market together with improvements in operating expense efficiency, particularly in customer care.  The outsourcing of the IT function was implemented during January 2008 and is expected to lead to the faster roll out of more varied services to customers, while delivering greater cost efficiencies.

In December 2007, the Group announced, alongside Bharti Airtel and Idea Cellular Limited, the creation of an independent tower company, Indus Towers Limited, to accelerate the expansion of network infrastructure in India, to reduce overall costs and generate revenue from third party tenants.

In Egypt, adjusted operating profit increased by 6.3%, or 10.1% at constant exchange rates.  Interconnect costs grew by 41.8%, or 46.2% at constant exchange rates, in line with the growth in outgoing revenue, with other direct costs rising by 48.1%, or 52.4% at constant exchange rates, due to prepaid airtime commission increases and 3G licence costs, both of which were offset by the rise in revenue. Within operating expenses, staff investment programmes, higher publicity costs and leased line costs have increased during the year, although operating expenses remained stable as a percentage of service revenue.

Vodacom’s adjusted operating profit rose by 11.8%, or 19.1% at constant exchange rates.  The main cost drivers were operating expenses, which increased by 10.8%, or 19.2% at constant exchange rates, and other direct costs which grew by 13.9%, or 22.3% at constant exchange rates, primarily as a result of increased prepaid airtime commission following the growth of the business.  Growth at constant exchange rates was in excess of reported growth as Vodacom’s reported performance in the 2008 financial year has been impacted by the negative effect of exchange rates arising on the translation of its results into sterling.

Pacific

Adjusted operating profit in the Pacific has risen by 13.8%, or 4.6% at constant exchange rates.  A favourable performance in Australia was a result of the higher contract customer base, achieved through expansion of retail distribution, with higher contract revenue offsetting the increase in customer acquisition costs of 36.8%, or 27.6% at constant exchange rates.

Associates

	2008			2007			Verizon Wireless change
	Verizon Wireless £m	Other(1) £m	Total £m	Verizon Wireless £m	Other(1) £m	Total £m	£ %	Constant currency %

Share of result of associates
Operating profit	2,771	–	2,771	2,442	167	2,609	13.5	20.3
Interest	(102)	–	(102)	(179)	2	(177)	(43.0)	(39.3)
Tax	(166)	–	(166)	(125)	(39)	(164)	32.8	41.0
Minority interest	(56)	–	(56)	(61)	–	(61)	(8.2)	(1.8)
	2,447	–	2,447	2,077	130	2,207	17.8	24.8

Verizon Wireless (100% basis)
Revenue (£m)	22,541			20,860			8.1	14.5
EBITDA margin	38.8%			38.5%
Closing customers (‘000)	67,178			60,716
Average monthly ARPU ($)	53.9			52.5
Blended churn	14.7%			13.9%
Messaging and data as a percentage of service revenue	19.8%			14.4%

Note:

(1)	Other associates in 2007 include the results of the Group’s associated undertakings in Belgium and Switzerland until the announcement of their disposal in August 2006 and December 2006, respectively.

Verizon Wireless increased its closing customer base by 10.6% in the year ended 31 March 2008, adding 6.5 million net additions to reach a total customer base of 67.2 million.  The performance was particularly robust in the higher value contract segment and was achieved in a market where the estimated mobile penetration reached 88% at 31 March 2008.

The strong customer growth was achieved through a combination of higher gross additions and Verizon Wireless’ strong customer loyalty, with the latter evidenced through continuing low levels of churn.  The 12.3% growth in the average mobile customer base combined with a 2.7% increase in ARPU resulted in a 15.2% increase in service revenue.  ARPU growth was achieved through the continued success of non-voice services, driven predominantly by data cards, wireless      e-mail and messaging services.  Verizon Wireless improved its EBITDA margin due to efficiencies in other direct costs and operating expenses, partly offset by a higher level of customer acquisition and retention costs.

During the 2008 financial year, Verizon Wireless consolidated its spectrum position through the Federal Communications Commission’s Auction 73, winning the auction for a nationwide spectrum footprint plus licences for individual markets for $9.4 billion, which will be fully funded by debt.  This spectrum depth will allow Verizon Wireless to continue to grow revenue, to preserve its reputation as the nation’s most reliable wireless network, and to continue to lead in data services to satisfy the next wave of services and consumer electronics devices.

The Group’s share of the tax attributable to Verizon Wireless for the year ended 31 March 2008 relates only to the corporate entities held by the Verizon Wireless partnership.  The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

Investments

China Mobile, in which the Group has a 3.21% stake and which is accounted for as an investment, increased its closing customer base by 24.0% in the year to 392.1 million.  Dividends of £72 million were received by the Group in the 2008 financial year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

During the year ended 31 March 2008, net cash inflow from operating activities increased by 1.4% to £10,474 million and the Group generated £5,540 million of free cash flow, as analysed in the following table:

	2008	2007
	£m	£m	% change

Net cash inflow from operating activities	10,474	10,328	1.4

– Continuing operations	10,474	10,193	2.8
– Discontinued operations	–	135

Add: Taxation	2,815	2,243

Purchase of intangible fixed assets	(846)	(899)
Purchase of property, plant and equipment	(3,852)	(3,633)
Disposal of property, plant and equipment	39	34

Operating free cash flow	8,630	8,073	6.9

– Continuing operations	8,630	8,081	6.8
– Discontinued operations	–	(8)

Taxation	(2,815)	(2,243)
Dividends received from associated undertakings (1)	873	791
Dividends paid to minority shareholders in subsidiary undertakings	(113)	(34)
Dividends received from investments	72	57
Interest received	438	526
Interest paid	(1,545)	(1,051)

Free cash flow	5,540	6,119	(9.5)

– Continuing operations	5,540	6,127	(9.6)
– Discontinued operations	–	(8)

Note:

(1)	Year to 31 March 2008 includes £450 million (2007: £450 million) from the Group’s interest in SFR and £414 million (2007: £328 million) from the Group’s interest in Verizon Wireless.

Free cash flow decreased primarily as a result of higher payments for taxation and interest, resulting from unfavourable exchange rate movements and an increase in average borrowings, and an increase in capital expenditure as the Group continued to expand its network infrastructure, particularly in India.

An analysis of net debt is as follows:

	2008	2007
	£m	£m

Cash and cash equivalents (as presented in the consolidated balance sheet)	1,699	7,481

Trade and other receivables(1)	892	304
Trade and other payables(1)	(544)	(219)
Short term borrowings	(4,532)	(4,817)
Long term borrowings(2)	(22,662)	(17,798)
	(26,846)	(22,530)

Net debt as extracted from the consolidated balance sheet	(25,147)	(15,049)

Notes:

(1)	Represents mark to market adjustments on derivative financial instruments, which are included as a component of trade and other receivables and trade and other payables.
(2)	The amount for the 2008 financial year includes £2,625 million related to put options over minority interests, including those in Vodafone Essar and Arcor, which are reported as financial liabilities.

At 31 March 2008, the Group had £1,699 million of cash and cash equivalents, with the decrease since 31 March 2007 being due to the holding of funds at 31 March 2007 prior to the completion of the Vodafone Essar transaction, which occurred on 8 May 2007.

Net debt increased to £25,147 million, from £15,049 million at 31 March 2007, as the impact of business acquisitions and disposals, movement in the liability related to written put options and equity dividend payments were partially offset by free cash flow. The impact of foreign exchange rates increased net debt by £3,238 million, primarily as approximately 80% of net debt is denominated in euro and the euro/£ exchange rate increased by 17.2% during the 2008 financial year.

Consistent with the development of its strategy, the Group targets low single A long term credit ratings, with its current credit ratings being P-2/F2/A-2 short term and Baa1 stable/A- stable/A- stable long term from Moody’s, Fitch Ratings and Standard & Poor’s, respectively. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation.  Each rating should be evaluated independently.

SHAREHOLDER RETURNS

Dividends

The Board remains committed to its existing policy of distributing 60% of adjusted earnings per share by way of dividend.  The Group targets a low single A rating in line with the policy established by the Board in 2006. The Group has no current plans for share purchases or one-time returns.

The directors are proposing a final dividend of 5.02 pence per share, representing a 13.8% increase over last year’s final dividend.

The ex-dividend date is 4 June 2008 for ordinary shareholders, the record date for the final dividend is 6 June 2008 and the dividend is payable on 1 August 2008.

ACQUISITIONS AND DISPOSALS

The Group invested a net £5,268 million(1) in acquisition and disposal activities, including the purchase and disposal of investments, in the year ended 31 March 2008.  An analysis of the transactions in the 2008 financial year, including the changes to the Group’s effective interest in the entities, is shown below.

£m
Acquisitions(1):
Acquisition of 100% of CGP, a company with interests in Vodafone Essar Limited	(5,429)
Tele2 Spain and Tele2 Italy (from nil to 100%)	(451)

Disposals(1):
Partial disposal of Bharti Airtel (from 9.99% to 5.00%)	654

Other net acquisitions and disposals, including investments(1)	(42)

Total	(5,268)

Note:

(1)	Amounts are shown net of cash and cash equivalents acquired or disposed.

On 8 May 2007, the Group completed the acquisition of 100% of CGP Investments (Holdings) Limited (“CGP”), a company with interests in Vodafone Essar, from Hutchison Telecommunications International Limited for cash consideration of £5,438 million, net of £51 million cash and cash equivalents acquired, of which £5,429 million was paid during the 2008 financial year.  Following this transaction, the Group has a controlling financial interest in Vodafone Essar.  As part of this transaction, the Group also assumed gross debt of £1,483 million, including £217 million related to written put options over minority interests, and issued a written put to the Essar Group for which the present value of the redemption price was £2,154 million.  See page 21 for further details on these options.  The Group also entered into a shareholders’ agreement with the Essar Group in relation to Vodafone Essar.

On 9 May 2007, and in conjunction with the acquisition of Vodafone Essar, the Group entered into a share sale and purchase agreement in which a Bharti group company irrevocably agreed to purchase the Group’s 5.60% direct shareholding in Bharti Airtel.  During the year ended 31 March 2008, the Group received £654 million in cash consideration for 4.99% of such shareholding.  The Group’s remaining 0.61% direct shareholding was transferred in April 2008 for cash consideration of £87 million.

On 3 December 2007, the Group completed the acquisition of Tele2 Italia SpA (“Tele2 Italy”) and Tele2 Telecommunication Services SLU (“Tele2 Spain”) from Tele2 AB Group for a cash consideration of £452 million, of which £451 million was paid during the 2008 financial year.

OPTION AGREEMENTS AND SIMILAR ARRANGEMENTS

On 8 August 2007, the Group announced that it had decided not to exercise its rights under its agreement with Verizon Communications (“Verizon”) to sell to Verizon up to US$10 billion of the Group’s interest in Verizon Wireless.  This was the final such option available to Vodafone.

As part of the Vodafone Essar acquisition, the Group acquired less than 50% equity interests in Telecom Investments India Private Limited (“TII”) and in Omega Telecom Holdings Private Limited (“Omega”), which in turn have a 19.54% and 5.11% indirect shareholding in Vodafone Essar.  The Group was granted call options to acquire 100% of the shares in two companies which together indirectly own the remaining shares of TII for, if the market equity of Vodafone Essar at the time of exercise is less than US$25 billion, an aggregate price of US$431 million plus interest or, if the market equity of Vodafone Essar at the time of exercise is greater than US$25 billion, the fair market value of the shares as agreed between the parties.  The Group also has an option to acquire 100% of the shares in a third company which owns the remaining shares in Omega.  In conjunction with the receipt of these options, the Group also granted a put option to each of the shareholders of these companies with identical pricing which, if exercised, would require Vodafone to purchase 100% of the equity in the respective company.  These options can only be exercised in accordance with Indian law prevailing at the time of exercise.

The Group granted put options exercisable between 8 May 2010 and 8 May 2011 to members of the Essar group of companies that, if exercised, would allow the Essar group to sell its 33% shareholding in Vodafone Essar to the Group for US$5 billion or to sell between US$1 billion and US$5 billion worth of Vodafone Essar shares to the Group at an independently appraised fair market value.

SUBSEQUENT EVENTS

ZYB

On 16 May 2008, Vodafone acquired 100% of ZYB, a privately owned company based in Denmark, which operates a social networking and online management tool enabling mobile phone users to back-up and share their handsets’ contact and calendar information online, for cash consideration of €32 million (£25 million).

Arcor

On 19 May 2008, the Group acquired 26.4% of Arcor previously held by minority interests for cash consideration of €474 million (£377 million).  Following this transaction, Vodafone owns 100% of Arcor.

Qatar

In December 2007, a consortium comprising Vodafone and the Qatar Foundation for Education, Science and Community Development (the “Qatar Foundation”) was named as the successful applicant in the auction to become the second mobile operator in Qatar.  Subject to regulatory approvals, the licence is expected to be awarded by 30 June 2008.  The licence will be owned by Vodafone Qatar, of which 45% is expected to be owned by the joint venture formed between Vodafone (owning 51%) and the Qatar Foundation (owning 49%), 15% to be owned by Qatari government institutions and the remaining 40% to be made available to Qatari citizens through a public offering expected to be completed in the 2008 calendar year.  Following the public offering, the Group expects its effective equity interest in Vodafone Qatar to be 22.95%. The Group also currently expects that Vodafone Qatar will be accounted for as a subsidiary, as Vodafone expects to control management decisions.

By 30 June 2008, Vodafone Qatar expects to pay QAR 4,630 million (£626 million), representing 60% of the cost of the mobile licence, with the balance of the licence cost to be paid following completion of the public offering.  The Group could be required to fund up to a maximum of QAR 1,551 million (£210 million) of the total licence cost, with the precise amount dependent on the success of the public offering.  The remainder of the licence cost will be funded by the other shareholders of Vodafone Qatar.

CONSOLIDATED INCOME STATEMENT

	2008	2007
	£m	£m

Revenue	35,478	31,104

Cost of sales	(21,890)	(18,725)

Gross profit	13,588	12,379

Selling and distribution expenses	(2,511)	(2,136)
Administrative expenses	(3,878)	(3,437)
Share of result in associated undertakings	2,876	2,728
Impairment losses	–	(11,600)
Other income and expense	(28)	502

Operating profit/(loss)	10,047	(1,564)

Non-operating income and expense	254	4
Investment income	714	789
Financing costs	(2,014)	(1,612)

Profit/(loss) before taxation	9,001	(2,383)

Income tax expense	(2,245)	(2,423)

Profit/(loss) for the financial year from continuing operations	6,756	(4,806)

Loss from discontinued operations	–	(491)

Profit/(loss) for the financial year	6,756	(5,297)

Attributable to:
– Equity shareholders	6,660	(5,426)
– Minority interests	96	129

Basic earnings/(loss) per share
Profit/(loss) from continuing operations	12.56p	(8.94)	p
Loss from discontinued operations	–	(0.90)	p
Profit/(loss) for the financial year	12.56p	(9.84)	p

Diluted earnings/(loss) per share
Profit/(loss) from continuing operations	12.50p	(8.94)	p
Loss from discontinued operations	–	(0.90)	p
Profit/(loss) for the financial year	12.50p	(9.84)	p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2008	2007
	£m	£m

Gains on revaluation of available-for-sale investments, net of tax	1,949	2,108
Exchange differences on translation of foreign operations, net of tax	5,537	(3,804)
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax	(37)	50
Foreign exchange (gains)/ losses transferred to the Consolidated Income Statement	(7)	838
Fair value gains transferred to the Consolidated Income Statement	(570)	–
Other	37	–

Net gain/(loss) recognised directly in equity	6,909	(808)

Profit/(loss) for the financial year	6,756	(5,297)

Total recognised income and expense relating to the financial year	13,665	(6,105)

Attributable to:
– Equity shareholders	13,912	(6,210)
– Minority interests	(247)	105

CONSOLIDATED BALANCE SHEET

	2008	2007
	£m	£m

Non-current assets
Goodwill	51,336	40,567
Other intangible assets	18,995	15,705
Property, plant and equipment	16,735	13,444
Investments in associated undertakings	22,545	20,227
Other investments	7,367	5,875
Deferred tax assets	436	410
Post employment benefits	65	82
Trade and other receivables	1,067	494
	118,546	96,804
Current assets
Inventory	417	288
Taxation recoverable	57	21
Trade and other receivables	6,551	5,023
Cash and cash equivalents	1,699	7,481
	8,724	12,813

Total assets	127,270	109,617

Equity
Called up share capital	4,182	4,172
Share premium account	42,934	43,572
Own shares held	(7,856)	(8,047)
Additional paid-in capital	100,151	100,185
Capital redemption reserve	10,054	9,132
Accumulated other recognised income and expense	10,558	3,306
Retained losses	(81,980)	(85,253)
Total equity shareholders’ funds	78,043	67,067

Minority interests	1,168	226
Written put options over minority interests	(2,740)	–
Total minority interests	(1,572)	226

Total equity	76,471	67,293

Non-current liabilities
Long term borrowings	22,662	17,798
Deferred tax liabilities	5,109	4,626
Post employment benefits	104	123
Provisions	306	296
Trade and other payables	645	535
	28,826	23,378
Current liabilities
Short term borrowings	4,532	4,817
Current taxation liabilities	5,123	5,088
Provisions	356	267
Trade and other payables	11,962	8,774
	21,973	18,946

Total equity and liabilities	127,270	109,617

CONSOLIDATED CASH FLOW STATEMENT

	2008	2007
	£m	£m

Net cash flows from operating activities	10,474	10,328

Cash flows from investing activities
Purchase of interests in subsidiary undertakings and joint ventures, net of cash acquired	(5,957)	(2,805)
Disposal of interests in subsidiary undertakings, net of cash disposed	–	6,767
Disposals of interests in associated undertakings	–	3,119
Purchase of intangible assets	(846)	(899)
Purchase of property, plant and equipment	(3,852)	(3,633)
Purchase of investments	(96)	(172)
Disposal of property, plant and equipment	39	34
Disposal of investments	785	80
Dividends received from associated undertakings	873	791
Dividends received from investments	72	57
Interest received	438	526

Net cash flows from investing activities	(8,544)	3,865

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	310	193
Net movement in short term borrowings	(716)	953
Proceeds from issue of long term borrowings	1,711	5,150
Repayment of borrowings	(3,847)	(1,961)
Purchase of treasury shares	–	(43)
B share capital redemption	(7)	(5,713)
B share preference dividends paid	–	(3,291)
Equity dividends paid	(3,658)	(3,555)
Dividends paid to minority shareholders in subsidiary undertakings	(113)	(34)
Interest paid	(1,545)	(1,051)

Net cash flows from financing activities	(7,865)	(9,352)

Net cash flows	(5,935)	4,841

Cash and cash equivalents at beginning of the financial year	7,458	2,932
Exchange gain/(loss) on cash and cash equivalents	129	(315)

Cash and cash equivalents at end of the financial year	1,652	7,458

NOTES TO THE PRELIMINARY RESULTS

FOR THE YEAR ENDED 31 MARCH 2008

1               Basis of preparation

The preliminary results for the year ended 31 March 2008 are an abridged statement of the full Annual Report, which was approved by the Board of Directors on 27 May 2008.  The Auditors’ Report on these accounts was unqualified and did not contain statements under section 237(2) or 237(3) of the Companies Act 1985.  The preliminary results do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985.  The Annual Report for the year ended 31 March 2008 will be delivered to the Registrar of Companies following the Company’s Annual General Meeting, to be held on 29 July 2008.

The preliminary results are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  The preliminary results are also prepared in accordance with IFRS adopted by the European Union (“EU”), the Companies Act 1985 and Article 4 of the EU IAS Regulations.  However, the financial information included in this preliminary announcement does not itself contain sufficient information to comply with IFRS.  The Company will publish full financial statements that comply with IFRS in June 2008.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period.  Actual results could vary from these estimates.  The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

2     Dividends

	2008	2007
	£m	£m

Equity dividends on ordinary shares:

Declared during the financial year:

Final dividend for the year ended 31 March 2007: 4.41 pence per share (2006: 3.87 pence per share)	2,331	2,328
Interim dividend for the year ended 31 March 2008: 2.49 pence per share (2007: 2.35 pence per share)	1,322	1,238

	3,653	3,566

Proposed after the balance sheet date and not recognised as a liability:

Final dividend for the year ended 31 March 2008: 5.02 pence per share (2007: 4.41 pence per share)	2,667	2,331

OTHER INFORMATION

1)        Copies of this document are available from the Company’s registered office:

Vodafone House

The Connection

Newbury

Berkshire

RG14 2FN

2)        These preliminary results will be available on the Vodafone Group Plc website, www.vodafone.com, from 27 May 2008.

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Vodafone, the Vodafone logos, Vodafone At Home, Vodafone Office, Vodafone Mobile Connect, Vodafone M-PESA, Vodafone Money Transfer, Vodafone HappyLive!, Vodafone Family, Vodacom and Vodafone live! are trademarks of the Vodafone Group.  Other product and company names mentioned herein may be the trade marks of their respective owners.

Copyright © Vodafone Group Plc 2008

DEFINITION OF TERMS

Term	Definition
Change at constant exchange rates	Growth or change calculated by restating the prior period’s results as if they had been generated at the current period’s exchange rates. Also referred to as “constant currency”.
Handheld business devices	A wireless connection device which allows access to business applications and to push and pull email.
Mobile customer

A mobile customer is defined as a Subscriber Identity Module (“SIM”), or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose, including data only usage, except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment and billing functionality, e.g. vending machines and meter readings, and include voice enabled customers whose usage is limited to a central service operation, e.g. emergency response applications in vehicles.

Mobile PC connectivity devices

A wireless connection device which provides access to 3G services to users with an active PC or laptop connection. This includes Vodafone Mobile Connect Cards with 3G broadband, Vodafone Mobile Connect 3G/GPRS data cards and Vodafone Mobile Connect USB modems.

Total communications revenue	Comprises all fixed location services revenue, data revenue, fixed line revenue and other service revenue.

For definitions of other terms please refer to page 159 of the Group’s Annual Report for the year ended 31 March 2007.

FORWARD–LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll out dates for products, services or technologies offered by Vodafone; expectations regarding the operating environment and market conditions; intentions regarding the development of products, services and initiatives introduced by Vodafone or by Vodafone in conjunction with third parties; revenue and growth expected from our Total Communications strategy; the development and impact of new mobile technology, including the development of 4G technology and the launch of faster data speeds; anticipated benefits to the Group from cost efficiency programmes, outsourcing of IT functions and network sharing agreements; growth in customers and usage; expected growth prospects in Europe and the EMAPA region; expectations regarding the performance of investments, associates, joint ventures and newly acquired businesses, including the expected performance of Verizon Wireless; the Group’s expectations for revenue, adjusted operating profit, average foreign exchange rates, depreciation and amortisation charges, capitalised fixed asset additions, capital intensity, free cash flow, cash payments for tax and associated interest, payments of deferred capital expenditures, adjusted effective tax rates and foreign exchange rate changes contained within the Chief Executive’s statement on pages 2 and 3 and outlook statement on page 5 of this document, and expectations for the Group’s future performance generally, including average revenue per user, costs, capital expenditures, operating expenditures and margins; the expected contribution to the Group’s revenue of voice services, messaging services, data services, broadband services, fixed location pricing, internet services and mobile advertising; the rate of dividend growth by the Group or its existing investments; possible future acquisitions, including increases in ownership in existing investments; the timely completion of pending acquisition transactions and pending offers for investments, including licence acquisitions, and the expected funding required to complete such acquisitions or investments; mobile penetration and coverage rates and the Group’s ability to acquire spectrum; the impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes; expectations with respect to long term shareholder value growth; overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, including Mobile Virtual Network Operators, which could require changes to the Group’s pricing models, lead to customer churn and make it more difficult to acquire new customers, and reduce profitability; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; the possibility that new products and services will not be commercially accepted or perform according to expectations or that vendors’ performance in marketing these technologies will not meet the Group’s requirements; the Group’s ability to win 3G licence allocations; the Group’s ability to realise expected synergies and benefits associated with 3G technologies; the Group’s ability to expand its spectrum position; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and delays, impediments or other problems associated with the roll out and scope of and other new or existing products, services or technologies in new markets; the ability of the Group to offer new services and secure the timely delivery of high quality, reliable handsets, network equipment and other key products from suppliers; the Group’s ability to develop competitive data content and services that will attract new customers and increase average usage; future revenue contributions of both voice and non-voice services; greater than anticipated prices of new mobile handsets; changes in the costs to the Group of or the rates the Group may charge for terminations and roaming minutes; the Group’s ability to achieve meaningful cost savings and revenue improvements as a result of its cost reduction programmes; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on the Group’s financial performance; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board of Directors takes into account in determining the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions and the integration of acquired companies in the Group’s existing operations; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU regulating rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile communications industry; the possibility that new marketing or usage stimulation campaigns or efforts and customer retention schemes are not an effective expenditure; the possibility that the Group’s integration efforts do not reduce the time to market for new products or improve the Group’s cost position; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations; changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; and final resolution of open issues which might impact the effective tax rate; timing of tax payments relating to the resolution of open issues.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors, Seasonality and Outlook – Risk Factors” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2007. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

USE OF NON-GAAP FINANCIAL INFORMATION

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with IFRS but this information is not itself an expressly permitted GAAP measure.  Such non-GAAP measures should not be viewed in isolation as alternatives to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this results announcement, together with details where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information
EBITDA	Operating profit/(loss)	Financial results beginning on page 6

Adjusted operating profit	Operating profit/(loss)	Financial results beginning on page 6

Adjusted profit before tax	Profit/(loss) before taxation	Taxation on page 8

Adjusted profit from continuing operations attributable to equity shareholders	Profit/(loss) from continuing operations attributable to equity shareholders	Earnings/(loss) per share on page 8

Adjusted effective tax rate	Income tax expense as a percentage of profit/(loss) before taxation	Taxation on page 8

Adjusted earnings per share	Basic earnings/(loss) per share	Earnings/(loss) per share on page 8

Operating free cash flow	Net cash flows from operating activities	Cash flows and funding beginning on page 19

Free cash flow	Net cash flows from operating activities	Cash flows and funding beginning on Page 19

ADDITIONAL INVESTOR INFORMATION AND KEY PERFORMANCE INDICATORS

REGIONAL ANALYSIS FOR THE YEAR ENDED 31 MARCH

	Revenue		EBITDA		Adjusted operating profit/(loss)		Capitalised fixed asset additions		Operating free cash flow
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
EUROPE

Germany	5,397	5,443	2,342	2,429	1,265	1,354	392	425	2,059	1,971
Italy	4,435	4,245	2,158	2,149	1,573	1,575	411	421	1,764	1,823
Spain	5,063	4,500	1,806	1,567	1,282	1,100	533	547	1,383	1,091
UK	5,424	5,124	1,431	1,459	431	511	465	661	936	794
Arcor	1,632	1,441	325	267	225	171	221	189	117	71

Other Europe
Greece	1,177	1,202	409	416	234	243	127	110	312	269
Netherlands	1,300	1,137	403	357	246	208	123	163	251	254
Portugal	1,040	926	373	323	239	195	123	120	240	225
Other(1)	1,066	1,010	443	434	286	285	96	96	346	329
Associates(2)	–	–	–	–	425	517	–	–	–	–
	4,583	4,275	1,628	1,530	1,430	1,448	469	489	1,149	1,077

Intra-region revenue	(453)	(436)	–	–	–	–	–	–	–	–
Total Europe(2)	26,081	24,592	9,690	9,401	6,206	6,159	2,491	2,732	7,408	6,827

EMAPA

Eastern Europe
Romania	836	722	394	340	169	129	146	134	280	250
Turkey(3)	1,127	698	216	151	21	(68)	285	143	(11)	102
Other(4)	1,191	1,057	389	328	142	123	202	158	213	157
	3,154	2,477	999	819	332	184	633	435	482	509
Middle East, Africa and Asia
Egypt	933	741	455	391	312	295	251	192	240	(2)
India(5)	1,822	–	598	–	35	–	1,030	–	(180)	–
Vodacom	1,609	1,478	586	532	365	327	204	221	343	324
Other(6)	183	346	84	148	57	72	69	161	38	25
	4,547	2,565	1,723	1,071	769	694	1,554	574	441	347

Pacific	1,645	1,399	423	361	181	159	212	251	180	167
Associates - US	–	–	–	–	2,447	2,077	–	–	–	–
Associates - other(2)	–	–	–	–	–	130	–	–	–	–

Intra-region revenue	(1)	–	–	–	–	–	–	–	–	–
Total EMAPA(2)	9,345	6,441	3,145	2,251	3,729	3,244	2,399	1,260	1,103	1,023

Common functions	170	168	343	308	140	128	185	216	119	231
Inter-region revenue	(118)	(97)	–	–	–	–	–	–	–	–

Total Group	35,478	31,104	13,178	11,960	10,075	9,531	5,075	4,208	8,630	8,081

Notes:

(1) Includes elimination of £10 million (2007: £10 million) of intercompany revenue between operating companies within the Other Europe segment.

(2) During the year ended 31 March 2008, the Group changed the organisational structure of its operations and the Group’s associated undertaking in France, SFR, is now managed within the Europe region and reported within Other Europe.

(3) Presents the results from 24 May 2006, being the acquisition date.

(4) Includes elimination of £2 million (2007: £2 million) of intercompany revenue between operating companies within the Eastern Europe segment.

(5) Presents the results of Vodafone Essar from 8 May 2007, being the acquisition date.

(6) Includes the results of Bharti Airtel up to February 2007.

See page 26 for definition of terms and page 28 for use of non-GAAP financial information.

REGIONAL RESULTS
FOR THE YEAR ENDED 31 MARCH

Group

	Quarter ended				Quarter ended				Quarter ended
	30 June	30 September	31 December	31 March	30 June	30 September	31 December	31 March		30 June		30 September		31 December		31 March
	2007	2007	2007	2008	2006	2006	2006	2007		% change		% change		% change		% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic(2)	£	Organic(2)	£	Organic(2)	£	Organic(2)(3)

Revenue	8,253	8,741	9,163	9,321	7,679	7,915	7,915	7,595	7.5	4.0	10.4	4.8	15.8	4.4	22.7	3.6

Voice revenue(1)	5,904	6,256	6,303	6,416	5,574	5,743	5,534	5,417	5.9	1.1	8.9	1.1	13.9	0.7	18.4	1.5
Messaging revenue	950	998	1,045	1,086	851	935	933	868	11.6	9.5	6.7	7.5	12.0	7.7	25.1	6.8
Data revenue	452	515	558	655	334	316	368	410	35.3	32.2	63.0	58.5	51.6	41.5	59.8	33.1
Fixed line revenue(1)	402	400	474	598	383	387	398	412	5.0	11.5	3.4	8.3	19.1	6.7	45.1	(0.2)
Other service revenue	5	5	10	10	–	–	–	8	–	–	–	–	–	–	25.0	2.9
Service revenue	7,713	8,174	8,390	8,765	7,142	7,381	7,233	7,115	8.0	4.2	10.7	4.9	16.0	4.2	23.2	3.9

Europe

	Quarter ended				Quarter ended				Quarter ended
	30 June	30 September	31 December	31 March	30 June	30 September	31 December	31 March		30 June		30 September		31 December		31 March
	2007	2007	2007	2008	2006	2006	2006	2007		% change		% change		% change		% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic(2)	£	Organic(2)	£	Organic(2)	£	Organic(2)(3)

Revenue	6,219	6,450	6,652	6,760	6,220	6,264	6,200	5,908	–	1.1	3.0	3.0	7.3	2.2	14.4	1.5

Voice revenue(1)	4,292	4,412	4,332	4,449	4,445	4,475	4,250	4,091	(3.4)	(2.4)	(1.4)	(1.4)	1.9	(2.2)	8.8	(1.2)
Messaging revenue	764	811	825	862	711	747	733	734	7.5	8.5	8.6	8.7	12.6	8.1	17.4	7.3
Data revenue	398	445	472	512	312	291	335	362	27.6	28.9	52.9	53.0	40.9	35.5	41.4	28.3
Fixed line revenue(1)	391	389	462	585	364	367	373	389	7.4	8.7	6.0	6.4	23.9	5.5	50.4	(0.9)
Other service revenue	5	6	8	10	–	–	–	8	–	–	–	–	–	–	25.0	–
Service revenue	5,850	6,063	6,099	6,418	5,832	5,880	5,691	5,584	0.3	1.4	3.1	3.1	7.2	2.0	14.9	1.8

	Quarter ended				Quarter ended				Quarter ended
	30 June	30 September	31 December	31 March	30 June	30 September	31 December	31 March		30 June		30 September		31 December		31 March
	2007	2007	2007	2008	2006	2006	2006	2007		% change		% change		% change		% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic(2)	£	Organic(2)	£	Organic(2)	£	Organic(2)(3)
Service revenue
Germany	1,238	1,277	1,266	1,326	1,339	1,351	1,269	1,197	(7.5)	(6.3)	(5.5)	(5.5)	(0.2)	(5.2)	10.8	(2.0)
Italy	1,005	1,020	1,072	1,176	1,051	1,045	1,021	966	(4.4)	(3.1)	(2.4)	(2.3)	5.0	(3.1)	21.7	0.2
Spain	1,110	1,141	1,155	1,240	1,001	1,049	1,013	999	10.9	12.5	8.8	8.9	14.0	6.6	24.1	5.1
UK	1,209	1,294	1,235	1,214	1,153	1,192	1,166	1,170	4.9	4.9	8.6	8.5	5.9	5.9	3.8	3.8
Arcor	375	383	411	438	346	351	355	367	8.4	9.9	9.1	9.3	15.8	9.5	19.3	5.9
Other	1,028	1,076	1,059	1,132	1,036	1,054	958	970	(0.8)	0.6	2.1	2.1	10.5	5.0	16.7	1.9
Eliminations	(115)	(128)	(99)	(108)	(94)	(162)	(91)	(85)
	5,850	6,063	6,099	6,418	5,832	5,880	5,691	5,584	0.3	1.4	3.1	3.1	7.2	2.0	14.9	1.8

Notes:

(1)    Revenue relating to fixed line activities provided by mobile operators, previously classified within voice revenue, is now presented as fixed line revenue, together with revenue from fixed line operators and fixed broadband.  All prior periods have been adjusted accordingly.

(2)    Group, Europe, Italy, Spain and Other Europe organic growth, where relevant, are stated excluding the contribution from the acquisition of Tele2 in Italy and Spain and Perlico in Ireland.  Group amounts also exclude Turkey and India (see note 2 on page 31).

(3)    On 1 January 2008, Vodafone Malta rebased all of its tariffs and changed its functional currency from maltese lira to euros.  In calculating all constant exchange rate and organic metrics including Malta, previous maltese lira amounts have been translated into euros at the 1 January 2008 maltese lira/euro exchange rate.

REGIONAL RESULTS
FOR THE YEAR ENDED 31 MARCH

EMAPA

	Quarter ended				Quarter ended					Quarter ended
	30 June	30 September	31 December	31 March	30 June	30 September	31 December	31 March		30 June		30 September		31 December		31 March
	2007	2007	2007	2008	2006	2006	2006	2007		% change		% change		% change		% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic(2)	£	Organic(2)	£	Organic(2)	£	Organic(2)(3)

Revenue	2,021	2,280	2,496	2,548	1,436	1,639	1,700	1,666	40.7	18.7	39.1	13.5	46.8	13.8	52.9	12.6

Voice revenue(1)	1,631	1,868	1,990	1,997	1,143	1,288	1,302	1,344	42.7	16.4	45.0	11.7	52.8	11.9	48.6	11.8
Messaging revenue	189	188	222	225	142	189	201	135	33.1	15.6	(0.5)	1.3	10.4	5.7	66.7	4.6
Data revenue	55	72	87	145	25	31	32	50	120.0	64.5	132.3	101.7	171.9	97.0	190.0	85.0
Fixed line revenue(1)	11	11	12	14	19	20	26	22	(42.1)	740.7	(45.0)	232.3	(53.8)	72.0	(36.4)	29.9
Other service revenue	–	–	1	–	–	–	–	–
Service revenue	1,886	2,139	2,312	2,381	1,329	1,528	1,561	1,551	41.9	18.2	40.0	13.2	48.1	13.7	53.5	13.1

	Quarter ended				Quarter ended				Quarter ended
	30 June	30 September	31 December	31 March	30 June	30 September	31 December	31 March		30 June		30 September		31 December		31 March
	2007	2007	2007	2008	2006	2006	2006	2007		% change		% change		% change		% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic(2)	£	Organic(2)	£	Organic(2)	£	Organic(2)(3)
Service revenue
Eastern Europe	714	759	786	782	477	646	629	640	49.7	12.9	17.5	9.2	25.0	9.9	22.2	7.8
Middle East, Africa & Asia	837	1,044	1,150	1,191	559	579	606	588	49.7	28.9	80.3	21.6	89.8	20.9	102.6	18.7
Pacific	335	336	377	408	293	303	326	323	14.3	9.5	10.9	5.5	15.6	7.5	26.3	11.6
Eliminations	–	–	(1)	–	–	–	–	–
	1,886	2,139	2,312	2,381	1,329	1,528	1,561	1,551	41.9	18.2	40.0	13.2	48.1	13.7	53.5	13.1

Notes:

(1)  Revenue relating to fixed line activities provided by mobile operators, previously classified within voice revenue, is now presented as fixed line revenue, together with revenue from fixed line operators and fixed broadband.  All prior periods have been adjusted accordingly.

(2)  Group, EMAPA, Eastern Europe and Middle East, Africa & Asia organic growth, where relevant, exclude Turkey and India as these were not part of the Group for all of the year to 31 March 2007 and 31 March 2008, respectively.

(3)  On 1 October 2007, Vodafone Romania rebased all of its tariffs and changed its functional currency from US dollars to euros.  In calculating all constant exchange rate and organic metrics which include Romania, previous US dollar amounts have been translated into euros at the 1 October 2007 US$/euro exchange rate.

RECONCILATION OF ADJUSTED EARNINGS
FOR THE YEAR ENDED 31 MARCH

	Reported £m	Adjustments £m		Adjusted £m
31 March 2008

Operating profit	10,047	28	(1)	10,075

Non-operating income and expense	254	(254	)(2)	–
Investment income and financing costs	(1,300)	150	(3)	(1,150)
Profit before taxation	9,001	(76)		8,925

Income tax expense	(2,245)	44	(4)	(2,201)
Profit for the year	6,756	(32)		6,724

Attributable to:
– Equity shareholders	6,660	(32)		6,628
– Minority interests	96	–		96

Basic earnings per share from continuing operations	12.56p			12.50p

Notes:

(1)

Consists of a £28 million adjustment relating to other income and expense, which is comprised of a pretax charge offsetting the tax benefit arising on recognition of a pre-acquisition deferred tax asset (see note 4 below).

(2)	Includes £250 million representing the profit on the disposal of the Group’s 5.60% direct investment in Bharti Airtel.
(3)

Includes a £143 million adjustment in relation to the change in fair value of equity put rights and similar arrangements (see note 2 in investment income and financing costs on page 7) and a £7 million adjustment in relation to foreign exchange on certain intercompany balances and the foreign exchange on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank in April 2006.

(4)

Represents a £72 million adjustment relating to tax on the adjustments used to derive adjusted profit before taxation offset by a £28 million adjustment relating to the recognition of a pre-acquisition deferred tax asset.

Reported £m	Adjustments £m	Adjusted £m
31 March 2007

Operating (loss)/profit	(1,564)	11,095	(1)	9,531

Non-operating income and expense	4	(4)	–
Investment income and financing costs	(823)	39	(2)	(784)
(Loss)/profit before taxation	(2,383)	11,130	8,747

Income tax expense	(2,423)	13	(3)	(2,410)
(Loss)/profit for the year from continuing operations	(4,806)	11,143	6,337

Attributable to:
– Equity shareholders	(4,932)	11,143	6,211
– Minority interests	126	–	126

Basic (loss)/earnings per share from continuing operations	(8.94)	p	11.26p

Notes:

(1)

Adjustments relate to impairment losses of £11,600 million (Germany: £6,700 million and Italy: £4,900 million), less a £502 million adjustment relating to other income and expense and less a £3 million adjustment related to the share of associated undertakings’ non-operating income.

(2)

Comprises a £41 million adjustment in relation to foreign exchange differences in relation to certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006, less a £2 million adjustment in relation to the change in fair value of equity put rights and similar arrangements.

(3)	Represents tax on the adjustments used to derive adjusted profit before tax.

  SUPPLEMENTARY CASH FLOW INFORMATION
  FOR THE YEAR ENDED 31 MARCH

  Operating free cash flow to net debt reconciliation

	31 March 2008 £m	31 March 2007 £m

Operating free cash flow	8,630	8,073

– from continuing operations	8,630	8,081
– from discontinued operations	–	(8)

Taxation	(2,815)	(2,243)
Dividends received from associated undertakings	873	791
Dividends paid to minority shareholders in subsidiary undertakings	(113)	(34)
Dividends received from investments	72	57
Interest received	438	526
Interest paid	(1,545)	(1,051)

Free cash flow	5,540	6,119

– from continuing operations	5,540	6,127
– from discontinued operations	–	(8)

Acquisitions and disposals(1)	(6,541)	7,723
Written put options over minority interests	(2,521)	496
Equity dividends paid	(3,658)	(3,555)
Purchase of treasury shares	–	(43)
B share scheme	(1)	(9,027)
Foreign exchange	(3,238)	1,024
Other	321	47

Net debt increase	(10,098)	2,784
Opening net debt(2)	(15,049)	(17,833)

Closing net debt	(25,147)	(15,049)

Notes:

(1)          Includes net cash and cash equivalents paid of £5,268 million (2007: £6,989•million) and assumed debt of £1,273 million (2007: £734•million), but excludes liabilities related to written put options over minority interests, which are shown separately.

(2)          Opening net debt as of 1 April 2006 includes £515 million in relation to Vodafone Japan, which was disposed in April 2006.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE CUSTOMERS(1) – 1 APRIL 2007 TO 31 MARCH 2008

	NINE MONTHS TO 31 DECEMBER 2007			QUARTER TO 31 MARCH 2008
COUNTRY (in thousands)	AT 1 APR 2007	NET ADDITIONS	OTHER MOVEMENTS(2)	AT 31 DEC 2007	NET ADDITIONS	OTHER MOVEMENTS	AT 31 MAR 2008	PREPAID(3)
Europe
Germany	30,818	3,102	–	33,920	492	–	34,412	55.9%
Italy	21,034	1,757	–	22,791	277	–	23,068	90.5%
Spain	14,893	917	–	15,810	229	–	16,039	42.0%
UK	17,411	1,036	–	18,447	90	–	18,537	60.0%
	84,156	6,812	–	90,968	1,088	–	92,056	64.9%
Other Europe
Albania	956	171	–	1,127	3	–	1,130	94.1%
Greece	5,057	381	–	5,438	22	–	5,460	68.3%
Ireland	2,177	88	–	2,265	(1)	–	2,264	71.4%
Malta	186	15	–	201	(1)	–	200	89.1%
Netherlands	3,880	133	25	4,038	214	–	4,252	42.8%
Portugal	4,751	360	–	5,111	98	–	5,209	78.3%
	17,007	1,148	25	18,180	335	–	18,515	67.4%
Europe	101,163	7,960	25	109,148	1,423	–	110,571	65.3%
EMAPA
Eastern Europe
Czech Republic	2,475	183	–	2,658	40	–	2,698	48.1%
Romania	7,954	854	–	8,808	113	–	8,921	64.1%
Hungary	2,163	141	–	2,304	36	–	2,340	55.4%
Turkey	13,900	2,744	(528)	16,116	819	–	16,935	88.6%
Poland	2,483	155	–	2,638	15	–	2,653	55.2%
	28,975	4,077	(528)	32,524	1,023	–	33,547	69.3%
Middle East, Africa & Asia
Egypt	9,652	3,325	356	13,333	740	–	14,073	95.5%
Kenya	2,433	1,265	–	3,698	394	–	4,092	98.8%
South Africa(4)	15,075	2,893	(1,447)	16,521	477	–	16,998	88.8%
India	–	12,162	27,703	39,865	4,261	–	44,126	90.2%
	27,160	19,645	26,612	73,417	5,872	–	79,289	91.3%
Pacific
Australia	3,367	206	–	3,573	117	–	3,690	70.4%
New Zealand	2,244	65	–	2,309	57	–	2,366	73.8%
Fiji	139	47	–	186	37	–	223	96.1%
	5,750	318	–	6,068	211	–	6,279	73.4%
EMAPA	61,885	24,040	26,084	112,009	7,106	–	119,115	84.2%
Group	163,048	32,000	26,109	221,157	8,529	–	229,686	76.0%
Reconciliation to proportionate
Minority interests in above	(5,904)	(5,968)	(9,336)	(21,208)	(1,842)	–	(23,050)

Associates and investments
United States	27,322	2,245	1	29,568	662	–	30,230	5.6%
Other	21,927	3,042	(2,185)	22,784	836	–	23,620	81.7%
	49,249	5,287	(2,184)	52,352	1,498	–	53,850
Proportionate(5)	206,393	31,319	14,589	252,301	8,185	–	260,486	73.5%
Europe	109,032	8,352	25	117,409	1,434	–	118,843	65.3%
EMAPA	97,361	22,967	14,564	134,892	6,751	–	141,643	74.9%

Notes:

(1)	Group customers are presented on a controlled (fully consolidated) and jointly controlled (proportionately consolidated) basis in accordance with the Group’s current segments.
(2)

Other movements relate to the acquisition of Vodafone Essar, the disconnection of inactive SIM cards in Turkey, a share repurchase in Egypt, a change in disconnection policies in Egypt, the Netherlands, Turkey and South Africa as well as the acquisition of a customer base in the United States.

(3)	Prepaid customer percentages are calculated on a venture basis. At 31 March 2008, there were 811.5 million venture customers.
(4)	South Africa refers to the Group’s interests in Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa.
(5)

Proportionate customers are based on equity interests as at 31 March 2008. The calculation of proportionate customers for Vodafone Essar also assumes the exercise of call options that could increase the Group's equity interest from 51.58% to 66.98%.  These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE CUSTOMER CHURN

		ANNUALISED CHURN INFORMATION IN THE QUARTER TO
COUNTRY		30 JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007	31 DEC 2007	31 MAR 2008
Germany(1)	Total	20.7%	22.1%	20.1%	24.2%	20.7%	20.8%	20.1%	22.6%
	Contract	14.6%	13.5%	15.7%	14.9%	14.0%	14.7%	14.5%	15.1%
	Prepaid	26.0%	29.5%	23.9%	31.9%	26.4%	26.0%	24.7%	28.5%
Italy	Total	20.8%	21.7%	19.4%	20.6%	18.1%	25.0%	24.1%	27.5%
	Contract	17.2%	13.6%	14.8%	14.1%	15.9%	14.7%	17.5%	18.1%
	Prepaid	21.1%	22.4%	19.8%	21.2%	18.3%	25.9%	24.8%	28.4%
Spain(2)	Total	20.5%	37.0%	23.4%	24.7%	22.4%	24.5%	23.6%	24.1%
	Contract	12.3%	13.4%	15.3%	16.6%	14.8%	14.6%	15.2%	16.6%
	Prepaid	28.9%	62.5%	32.8%	34.5%	31.7%	37.2%	34.6%	34.3%
UK	Total	32.8%	37.6%	35.4%	29.8%	34.1%	35.5%	34.7%	35.7%
	Contract	20.1%	18.8%	17.9%	17.4%	15.9%	15.3%	15.6%	17.3%
	Prepaid	40.9%	49.9%	47.0%	37.9%	46.0%	48.8%	47.4%	47.8%

Notes:

(1)   The customer churn for Germany in the quarter ended 31 December 2006 benefited from a regulatory driven change in the prepaid disconnection policy, which reduced disconnections by 291,000 in the quarter. The underlying prepaid customer churn, excluding this change, was 31.1% and total churn was 24.0%.

(2)   The customer churn for Spain in the quarter ended 30 September 2006 includes the effect of 584,000 disconnections following a change in the application of disconnection policies.  The underlying customer churn, excluding these disconnections, was 20.1%.

3G DEVICES(1)

	NINE MONTHS TO 31 DECEMBER 2007			QUARTER TO 31 MARCH 2008
COUNTRY (in thousands)	AT 1 APR 2007	NET ADDITIONS	AT 31 DEC 2007	NET ADDITIONS	AT 31 MAR 2008
Germany	3,720	1,595	5,315	521	5,836
Italy	3,762	1,678	5,440	465	5,905
Spain	2,890	1,954	4,844	420	5,264
UK	1,938	1,323	3,261	371	3,632
Other Europe	2,353	883	3,236	319	3,555
Europe	14,663	7,433	22,096	2,096	24,192
EMAPA(2)	1,492	1,093	2,585	283	2,868
Group	16,155	8,526	24,681	2,379	27,060

Consumer devices	14,458	7,232	21,690	1,783	23,473
Business devices	1,697	1,294	2,991	596	3,587
Group	16,155	8,526	24,681	2,379	27,060

Notes:

(1)          3G devices only include those in the Group’s subsidiary and joint venture undertakings. At 31 March 2008, there were an additional 4.0 million (31 December 2007: 3.7 million, 30 September 2007: 3.2 million, 30 June 2007: 3.3 million, 31 March 2007: 3.0 million) registered Vodafone live! with 3G and Vodafone Mobile Connect data card venture customers in the Group’s associated undertakings.

(2)          During the quarter ended 31 December 2007, the number of 3G devices in the EMAPA region was revised upwards by 287,000, 379,000 and 473,000 at 1 April 2007, 30 June 2007 and 30 September 2007, respectively, to align with Group policies.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE VOICE USAGE VOLUMES

	TOTAL VOICE MINUTES(1) IN THE QUARTER TO
COUNTRY (in millions)	3O JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007	31 DEC 2007	31 MAR 2008
Europe
Germany	7,614	7,979	8,650	9,230	9,897	10,263	10,827	11,023
Italy	7,687	8,050	8,256	8,439	8,932	9,051	9,651	9,813
Spain	6,978	7,533	7,655	8,248	8,530	8,886	8,800	8,815
UK	7,207	7,579	8,160	8,790	8,963	9,112	9,434	9,508
Albania	148	166	160	167	196	215	188	179
Greece	2,075	2,216	2,113	1,985	2,168	2,282	2,244	2,262
Ireland	1,380	1,422	1,462	1,420	1,490	1,517	1,543	1,551
Malta	49	55	50	48	55	64	59	57
Netherlands	1,820	1,711	1,868	1,900	2,006	1,899	2,036	2,077
Portugal	1,472	1,606	1,586	1,612	1,657	1,836	1,764	1,763
Europe	36,430	38,317	39,960	41,839	43,894	45,125	46,546	47,048

EMAPA
Eastern Europe
Czech Republic	901	868	919	916	985	998	1,075	1,067
Hungary	948	980	1,030	1,030	1,110	1,149	1,206	1,224
Romania(2)	1,873	2,059	2,231	2,339	2,540	2,726	2,778	2,754
Turkey(3)	2,494	6,451	5,781	6,224	6,583	6,551	6,157	6,155
Joint Venture	575	641	717	681	769	819	855	930
	6,791	10,999	10,678	11,190	11,987	12,243	12,071	12,130
Middle East, Africa & Asia
Egypt	2,869	3,462	3,670	4,156	4,794	5,591	5,878	6,398
India(4)	–	–	–	–	22,277	37,337	41,571	48,766
Joint Ventures(5)	5,160	5,713	6,638	5,781	3,016	4,854	4,613	4,652
	8,029	9,175	10,308	9,937	30,087	47,782	52,062	59,816
Pacific
Australia	2,006	2,141	2,238	2,222	2,179	2,252	2,422	2,402
New Zealand	597	597	672	771	793	834	888	904
Joint Venture	28	33	34	32	38	42	47	44
	2,631	2,771	2,944	3,025	3,010	3,128	3,357	3,350
EMAPA	17,451	22,945	23,930	24,152	45,084	63,153	67,490	75,296
Group	53,881	61,262	63,890	65,991	88,978	108,278	114,036	122,344

Notes:
(1)

The total voice minute information presented in the table above represents network minutes, or the volume of minutes handled by each local network, and includes incoming, outgoing and visitor calls. The voice minute information in respect of Germany and New Zealand reflects billed minutes, under which calls are rounded up to the nearest minute under certain tariffs.

(2)

During the quarter ended 31 December 2006, Vodafone Romania restated usage volumes for all quarters in the prior year. Previous volumes were billed minutes and this has now been restated to network minutes.

(3)

On 24 May 2006, the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri in Turkey. The quarter ended 30 June 2006 has been restated to include voice minutes from the acquisition date.

(4)	Vodafone Essar is included from 8 May 2007 and usage for the year has been rephased following the further integration of its operations into the Group.
(5)

With effect from the quarter ended 30 September 2007, joint venture minutes within the Middle East, Africa & Asia area include the Group’s share of minutes for Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MESSAGING AND DATA AS A PERCENTAGE OF SERVICE REVENUE(1)

	QUARTER TO 31 MARCH 2008
COUNTRY	MESSAGING	DATA	TOTAL

Germany	13.4%	12.9%	26.3%
Italy	16.2%	6.9%	23.1%
Spain	9.0%	7.1%	16.1%
UK	20.1%	8.3%	28.4%
Europe	13.4%	8.0%	21.4%
EMAPA	9.4%	6.1%	15.5%
Group	12.4%	7.5%	19.9%

HISTORIC MESSAGING AND DATA INFORMATION

	MESSAGING AND DATA AS A PERCENTAGE OF SERVICE REVENUE(1) IN THE QUARTER TO
COUNTRY	30 JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007	31 DEC 2007	31 MAR 2008

Germany	21.2%	21.6%	22.9%	24.4%	24.3%	24.9%	25.6%	26.3%
Italy	17.3%	17.5%	18.7%	20.4%	21.2%	22.5%	23.2%	23.1%
Spain	15.7%	14.7%	15.3%	16.0%	16.1%	17.3%	16.5%	16.1%
UK	20.9%	21.7%	23.2%	24.3%	24.9%	25.3%	27.1%	28.4%
Europe	17.5%	17.7%	18.7%	19.6%	19.9%	20.7%	21.2%	21.4%
EMAPA	12.6%	14.4%	15.0%	11.8%	12.9%	12.2%	13.3%	15.5%
Group	16.6%	16.9%	17.9%	18.0%	18.2%	18.5%	19.1%	19.9%

Note:

(1)          Messaging and data percentages are calculated using service revenue from all businesses within the Group and include fixed line revenue. At 30 September 2007, historical data was revised to provide comparative information. Calculations are based on service revenue rounded to the nearest 0.1 million using local currency for individual countries and sterling for regional and Group numbers.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

AVERAGE MONTHLY REVENUE PER USER IN THE QUARTER

COUNTRY		30 JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007	31 DEC 2007	31 MAR 2008

Europe:
Germany	Total	22.1	22.4	20.9	19.3	19.5	19.5	18.0	17.0
(EUR)	Contract	38.4	39.0	36.7	34.7	34.9	35.3	33.1	32.0
	Prepaid	7.6	7.6	7.0	6.1	6.2	6.1	5.5	5.0
Italy	Total	27.6	27.1	25.8	23.4	23.2	22.7	22.3	22.5
(EUR)	Contract	72.6	68.0	71.1	69.5	69.8	65.2	65.4	62.1
	Prepaid	23.3	23.2	21.5	19.1	18.8	18.6	17.2	16.4
Spain	Total	35.3	36.4	35.3	33.8	36.3	36.5	34.7	34.2
(EUR)	Contract	54.8	55.2	51.3	48.9	52.0	51.7	48.0	45.4
	Prepaid	15.0	15.4	16.0	15.0	16.4	16.5	15.5	14.9
UK	Total	23.7	24.5	23.6	22.7	23.1	24.1	22.7	21.8
(GBP)	Contract	45.2	46.5	43.7	43.4	43.5	45.8	42.2	41.2
	Prepaid	8.9	9.4	9.5	8.6	8.9	9.0	9.0	8.4
Albania	Total	2,122	2,311	2,086	1,868	1,844	2,016	1,780	1,707
(ALL)	Contract	17,240	17,941	16,329	14,612	14,403	14,733	11,781	9,049
	Prepaid	1,606	1,782	1,605	1,419	1,366	1,497	1,308	1,258
Greece	Total	31.1	31.0	27.6	24.7	25.5	26.2	22.9	21.6
(EUR)	Contract	65.6	66.8	61.6	56.5	60.0	62.0	53.4	49.7
	Prepaid	13.7	13.4	11.4	10.1	10.2	10.4	8.9	8.4
Ireland	Total	48.8	46.9	45.6	44.6	45.4	45.1	43.9	44.0
(EUR)	Contract	102.8	99.4	94.5	92.5	94.3	94.1	89.4	85.8
	Prepaid	29.3	28.0	27.9	27.2	27.1	26.6	26.3	24.1
Malta(1)	Total	37.4	42.7	32.8	31.4	36.1	39.9	31.9	28.5
(EUR)	Contract	99.8	98.4	93.7	90.7	93.8	95.9	87.2	74.2
	Prepaid	28.6	34.6	23.9	22.3	27.0	31.0	23.1	20.4
Netherlands	Total	35.7	36.9	31.7	36.1	37.9	38.8	36.3	35.8
(EUR)	Contract	63.5	64.6	52.0	57.8	59.7	59.6	55.8	55.0
	Prepaid	10.1	10.4	9.8	9.8	10.6	10.8	9.4	9.4
Portugal	Total	23.5	24.4	22.8	22.1	22.4	23.7	22.4	21.5
(EUR)	Contract	62.2	62.8	57.8	54.2	54.9	59.0	54.2	50.9
	Prepaid	13.0	13.9	13.2	13.2	13.2	14.0	13.4	13.0

EMAPA Subsidiaries:
Australia	Total	49.4	52.4	54.0	51.3	50.5	49.5	53.2	52.5
(AUD)	Contract	92.7	96.4	98.8	97.1	96.2	93.6	96.8	90.7
	Prepaid	33.9	36.2	37.2	34.1	33.0	32.0	35.2	35.7
Czech Republic	Total	674	670	658	613	635	619	618	581
(CZK)	Contract	978	966	946	897	916	889	891	844
	Prepaid	331	334	331	295	320	320	319	296
Egypt	Total	79.4	88.1	79.4	75.0	75.6	71.6	66.7	63.6
(EGP)	Contract	292.1	309.7	289.9	295.8	308.8	304.5	281.2	286.7
	Prepaid	57.1	66.7	61.4	59.1	60.4	58.2	55.6	52.6
Hungary	Total	5,066	5,339	5,171	4,749	4,935	4,994	4,846	4,270
(HUF)	Contract	9,129	9,097	8,529	7,847	8,010	7,832	7,484	6,639
	Prepaid	3,125	3,359	3,250	2,839	2,873	2,930	2,801	2,362
India	Total	N/A	N/A	N/A	N/A	N/A	361	349	350
(INR)	Contract	N/A	N/A	N/A	N/A	N/A	995	1,059	1,067
	Prepaid	N/A	N/A	N/A	N/A	N/A	277	264	269
New Zealand	Total	46.6	46.6	50.7	49.3	47.1	48.8	52.1	51.1
(NZD)	Contract	126.1	125.3	128.9	122.8	117.2	118.7	120.3	115.7
	Prepaid	23.2	22.5	23.7	23.4	21.4	22.0	23.7	23.3
Turkey	Total	N/A	16.5	14.4	14.4	15.7	16.3	14.6	13.2
(TRY)	Contract	N/A	31.4	28.2	28.7	29.2	29.8	28.7	27.4
	Prepaid	N/A	14.8	12.9	12.9	14.1	14.7	12.9	11.4
Romania(2)	Total	10.7	11.2	11.0	9.8	11.0	11.1	11.1	9.9
(EUR)	Contract	20.7	21.7	21.5	19.1	21.9	22.4	22.3	19.6
	Prepaid	4.7	5.1	5.0	4.3	4.7	4.6	4.5	4.0

Notes:

(1)         Vodafone Malta adopted the euro from 1 January 2008. Historical ARPU numbers have been translated at the 1 January 2008 maltese lira/euro exchange rate.

(2)         Romania adopted the euro from 1 October 2007. Historical ARPU numbers have been translated at the 1 October 2007 US$/euro exchange rate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 28, 2008	By:
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary